PAGE 1 of 67 PAGES


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                   THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                (Title of Class of Securities)

                           040 448201
                         (Cusip Number)

                        David T. Kettig
                96 Cummings Point Road Stamford,
                   CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        January 2, 1998
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject  of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

                                   PAGE 2 OF 67 PAGES


1.   NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geneve Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                 568,131    SHARES
BENEFICIALLY           -------------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                    0       SHARES    (See Item 5)
PERSON WITH            -------------
                    9. SOLE DISPOSITIVE POWER
                          568,131    SHARES
                       -------------
                   10. SHARED DISPOSITIVE POWER
                             0       SHARE     (See Item 5)
                       -------------

11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH REPORTING PERSON
     568,131 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     33.6%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                     PAGE 3 OF 67 PAGES

Item 1.   Security and Issuer.
          -------------------
      This Statement relates to the Common Stock, par value
$.01 per  share  ("Common  Stock"), of The Aristotle
Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 78 Olive Street, New Haven, Connecticut 06511.

Item 2.   Identity and Background.
          -----------------------
      This Statement is being filed by Geneve Corporation, a Delaware corporation ("Geneve"), with principal offices at 96 Cummings Point Road, Stamford, Connecticut 06902 with respect to its holdings of Common Stock and Series E Convertible Preferred Stock, par value $.01 per share ("Preferred Stock"), of the Company. Geneve is a financial services holding company. By virtue of his direct or indirect holdings of capital stock of Geneve, Mr.
Edward Netter may be deemed to be the controlling person of Geneve.
      The  (i)  name, (ii) residence or business address,
(iii) present  principal  occupation or  employment,  and
(iv) name, principal business and address of any corporation or other organization in which such employment is conducted (except to the extent such principal business and address is set forth in this Item 2), of each executive officer and director of Geneve are set forth in Exhibit E and are incorporated herein by reference. All such persons are United States citizens.
      During the last five years, neither Geneve nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, neither Geneve nor its executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
      All of the shares of Common Stock and Preferred Stock purchased by Geneve were acquired from working capital funds.

                                     PAGE 4 of 67 PAGES

Item 4.   Purpose of Transaction.
          ----------------------
      On January 2, 1998, Geneve acquired from the Company
489,131 shares of Preferred Stock pursuant to that certain
Preferred Stock Purchase Agreement, dated October 22, 1997, between the Company and Geneve (the "Preferred Stock Purchase Agreement"). On that same date, Geneve also acquired from the Company 30,000 shares of Common Stock pursuant to that certain Common Stock Purchase Agreement, dated January 2, 1998, between the Company and Geneve (the "Common Stock Purchase Agreement"). The shares of Preferred Stock, the shares of Common Stock acquired under the Common Stock Purchase Agreement and the additional shares of Common Stock acquired by Geneve in open-market transactions were acquired for investment purposes.
     Geneve has the right to designate two nominees for election to the Board of Directors of the Company for so long as Geneve or its affiliates hold all of the issued and outstanding shares of Preferred Stock or shares of capital stock acquired upon conversion thereof, or not less than 30% of the issued and outstanding voting securities of the Company. The Preferred Stock has one vote per share with respect to matters other than the election of directors and auditors. Messrs. Edward Netter and Steven B. Lapin are currently serving as Geneve's representatives on the Board of Directors of the Company.
      Geneve's rights to (i) dispose of any or all of the shares of Preferred Stock owned by it or shares of Common Stock which it may obtain upon conversion of the Preferred Stock, (ii) acquire additional shares of voting securities of the Company, and (iii) exercise voting rights and privileges with respect to certain shares of voting securities owned by Geneve are subject to the terms of the Preferred Stock Purchase Agreement. Geneve's rights to dispose of any or all of the shares of Common Stock purchased pursuant to the Common Stock Purchase Agreement, are subject to the terms of such agreement. Geneve is also party to a Registration Rights Agreement with the Company, the terms of which generally provide that, under certain circumstances, Geneve will be entitled
(a) at any time after October 22, 1999, but not on more than three occasions, to request that the Company register under the Securities Act of 1933, as amended, the shares of Common Stock purchased under the Common Stock Purchase Agreement and/or any shares of Common Stock obtained upon conversion of the Preferred Stock, and (b) to request that the shares of Common Stock purchased under the Common Stock Purchase Agreement and/or any shares of Common Stock obtained upon conversion of the Preferred Stock be included in any underwritten offering by the Company, subject to certain customary limitations.
      The Preferred Stock is convertible into Common Stock for a conversion price of $4.60 per share, subject to adjustment for certain dilutive issuances of the Company's capital stock. Geneve has the right to require the Company to repurchase the Preferred Stock after the earlier of December 31, 2001, or upon the occurrence of certain acceleration events, at $4.60 per share. The

                                    PAGES 5 of 67 PAGES

Preferred Stock is redeemable at $4.60 per share at the option of the Company on or after December 31, 2001, and has a mandatory redemption date of December 31, 2007.
      Subject to the foregoing, Geneve reserves the right to acquire additional shares of Common Stock and to dispose of its shares of Preferred Stock and Common Stock (including shares of Common Stock obtained upon conversion of the Preferred Stock) at any time or from time to time and at prices determined by it.
     Except as otherwise described above, Geneve has no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;(iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the business or corporate structure of the Company;
(vii) any changes in the charter or by-laws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.
      Geneve reserves the right to change its intentions with respect to any or all matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
     Geneve is the beneficial owner of and has the power to vote and dispose of 79,000 shares of Common Stock and 489,131 shares of Preferred Stock. Such shares constitute, in the aggregate, 33.6% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve, assuming conversion of the Preferred Stock. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.
      On January 2, 1998, Geneve acquired from the Company 489,131 shares of Preferred Stock at $4.60 per share. On that same date, Geneve acquired from the Company 30,000 shares of Common Stock at $4.50 per share.

                                     Pages 6 of 67 Pages

      Geneve acquired the following shares of Common Stock in open-market transactions at the prices and on the dates specified:

                                        Price         No.
    Date                Security      Per Share     of Shares
-----------------     ------------    ---------     ---------
June 16, 1994         Common Stock      $4.75       32,000
November 18, 1997     Common Stock      $4.9375     17,000

      To the best of its knowledge, except as described herein, neither Geneve nor any of its officers or directors beneficially owns any Common Stock or Preferred Stock. In addition, except as described herein, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock or Preferred Stock during the past sixty days.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------
     See Item 4.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------
      A.   Preferred Stock Purchase Agreement, dated October 22,
1997, between the Company and Geneve.

      B.   Certificate of Designation for the Series E Preferred
Stock.

     C. Registration Rights Agreement, dated October 22, 1997, between the Company and Geneve.

      D. Common Stock Purchase Agreement, dated January 2, 1998, between the Company and Geneve.

     E.   Officers and Directors of Geneve.

                                    Page 7 of 67 Pages


Signature
---------

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              GENEVE CORPORATION


                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary


January 9,1998

                                     Page 8 of 67 Pages


                         EXHIBIT A
                         ---------

             PREFERRED STOCK PURCHASE AGREEMENT



                           Between

                   The Aristotle Corporation

                              and

                      Geneve Corporation




                 Dated as of October 22, 1997

                                     Page 9 of 67 Pages


              PREFERRED STOCK PURCHASE AGREEMENT
              ----------------------------------

     THIS PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement"), is dated as of this 22nd day of October, 1997 (the "Effective Date"), between The Aristotle Corporation, a Delaware corporation (the "Company"), and Geneve Corporation, a Delaware corporation (the "Purchaser").

     WHEREAS, the Purchaser desires to acquire and the Company is willing to issue and sell to the Purchaser shares of Series E
Convertible Preferred Stock, $.01 par value, of the Company, subject to the terms and conditions specified herein.

     NOW, therefore, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:


                           ARTICLE I

                          DEFINITIONS


     SECTION 1.01 Definitions. As used in this Agreement, references to either gender shall include the other gender, and the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

          "Affiliate" means an affiliate as such term is used in Rule 12b-2 of the Exchange Act.

          "Agreement" means this Preferred Stock Purchase Agreement, as amended, modified or supplemented from time to time.

          "Business Day" means any day on which commercial banks are not authorized or required by law to close in New York, New York.

          "Commission" means the United States Securities and Exchange Commission, or any other agency successor thereto.

          "Company" means and shall include The Aristotle Corporation, a Delaware corporation, and its successors and permitted assigns.

                                    Page 10 of 67 Pages

          "Common Stock" means the common stock, $.01 par value per share, of the Company.

          "Convertible Securities" means any securities convertible into, exchangeable for or exercisable for Voting Securities.

          "Person" means an individual, corporation, partnership, association, joint venture, trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

          "Preferred Stock" means the shares of Series E Convertible Preferred Stock, $.01 par value of the Company, issued pursuant to this Agreement, having the powers, designations, preferences and relative, participating, optional and other special rights set forth in the form of Certificate of Designation attached hereto as Exhibit A (the "Certificate of Designation").

          "Purchaser" means and shall include Geneve Corporation, a Delaware corporation, and its successors and permitted assigns.

          "Recapitalization Event" means any stock dividend, stock split, combination, reorganization, recapitalization, reclassi-fication, consolidation, merger or similar event involving a change in the Company's corporate structure.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Shares" means (i) Preferred Stock and (ii) any shares of Common Stock issued to the Purchaser in respect of the foregoing Preferred Stock as a result of conversion or because of any Recapitalization Event.

          "Transaction Documents" shall mean this Agreement, the Registration Rights Agreement (as defined in Section 3.01) and any other instruments or certificates to be executed and delivered in connection with this Agreement upon the Closing.

          "Voting Securities" means any issued and outstanding shares of (i) Common Stock, (ii) Preferred Stock, (iii) Series A Preferred Stock, $.01 par value per share; (iv) Series B Preferred Stock, $.01 par value per share; (v) Series C Preferred Stock, $.01 par value per share; and (vi) Series D Preferred Stock, $.01 par value per share.

                                    Page 11 of 67 Pages

                           ARTICLE II

            PURCHASE AND SALE OF THE PREFERRED STOCK

    SECTION 2.01   Purchase and Sale of the Preferred Stock.
                   ----------------------------------------
          (a) Issuance of the Preferred Stock. Subject to the terms and conditions of this Agreement, at the Closing (as defined below) the Company agrees to issue and sell to the Purchaser and the Purchaser agrees to purchase from the Company, for an aggregate purchase price of two million two hundred fifty thousand dollars ($2,250,000) (the "Aggregate Purchase Price"), such number of shares (rounded to the nearest whole share) of Preferred Stock equal to $2,250,000 divided by the per share price of $4.60 per share (the "Per Share Price").

          (b) Closing; Delivery of the Preferred Stock. The purchase and sale of the Preferred Stock shall take place at a closing (the "Closing") to be held at the offices of the Company, 78 Olive Street, New Haven, CT 06507, at 10:00 A.M. (local time) on January 2, 1998, or at such other location, time and date as may be mutually agreed upon by the parties. At the Closing, subject to the terms and conditions contained in this Agreement, the Company will provide a stock certificate evidencing the Preferred Stock, registered in the name of the Purchaser and dated as of the date of the Closing, against delivery of a certified or official bank check payable to the order of the Company in New York Clearing House or similar same day funds or against receipt of a wire transfer of immediately available funds to an account of the Company specified to the Purchaser, in an amount equal to two million two hundred fifty thousand dollars ($2,250,000), in payment of the full purchase price for the Preferred Stock.


                           ARTICLE III

                     CONDITIONS TO CLOSINGS

     SECTION 3.01 Mutual Conditions to Closings. The obligation of the Purchaser to purchase and pay for, and the obligation of the Company to issue and sell to the Purchaser, the Preferred Stock at the Closing are subject to the following conditions:

            (i) No Injunction. No injunction or order of any court or other governmental authority restraining the consummation of the transactions provided for herein or contemplated by the other Transaction Documents shall be in effect;

           (ii) No Termination. This Agreement shall not have been terminated pursuant to the mutual agreement of the parties hereto;

                                    Page 12 of 67 Pages

          (iii) Registration Rights Agreement. The parties hereto shall have entered into the Registration Rights Agreement in substantially the form attached hereto as Exhibit B (the
     "Registration Rights Agreement").

           (iv)     Filing of Certificate of Designation.  The
     Certificate of Designation shall have been filed with the Secretary of the State of Delaware.

            (v) Bank Consent and Acknowledgement. The Company shall have received as of the date hereof a consent of BankBoston Connecticut (the "BankBoston"), pursuant to the terms and provisions of the certain Limited Guaranty Agreement, dated October 3, 1996, by and between the Company and BankBoston and the acknowledgement of BankBoston that BankBoston will not seek recourse from the Special Account.

     SECTION 3.02 Conditions to Purchaser's Obligations. The obligation of the Purchaser to purchase and pay for the Preferred Stock at the Closing is subject to the following additional conditions:

            (i) Representations and Warranties. Each of the representations and warranties of the Company set forth in Article IV hereof shall be true and correct on the date of the Closing;

           (ii) Executed Counterparts. The Purchaser shall have received prior to or at the Closing counterparts of each of the Transaction Documents, each in form and substance reasonably satisfactory to the Purchaser, duly executed by the Company;

          (iii) Delivery of Stock Certificates. The Company shall have delivered to the Purchaser at the Closing a stock certificate evidencing the Preferred Stock, as specified in Section 2.01(b);

           (iv) Opinion of Counsel. The Purchaser shall have received prior to or at the Closing an opinion of counsel to the Company to the representations and warranties of the Company set forth in sub-sections 4.01(a), (b), (c), (d), (f), (g) and (k) of this Agreement, provided, however, that in rendering such opinion counsel to the Company may rely on certificates and other documents provided by the Company;

            (v) Documentation at Closing. The Purchaser shall have received, prior to or at the Closing, a certificate, executed by the Secretary or Assistant Secretary of the Company and dated as of the date of the Closing, together with and certifying as to (A) the resolutions of the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the other Transaction Documents and the performance by the Company of all transactions contemplated hereby and thereby; (B) a copy of the Amended and Restated Certificate of Incorporation of the Company, as

                                    Page 13 of 67 Pages

     amended and in effect as of the date of the Closing; (C) a copy of the By-laws of the Company, as amended and in effect as of the date of the Closing; and (D) the names of the officers of the Company authorized to sign the Transaction Documents together with the true signatures of such officers;

               (viii) Documents and Proceedings. All documents to be provided to the Purchaser hereunder, and all corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby and to be consummated at or prior to the Closing, and all documents incident thereto, shall be satisfactory in form and substance to the Purchaser or its counsel; and

               (ix) Waiver.  Any condition specified in this
     Section 3.02 may be waived by the Purchaser.

     SECTION 3.03 Conditions to Company's Obligations. The obligation of the Company to issue and sell the Preferred Stock at the Closing, is subject to the following additional conditions:

            (i) Representations and Warranties. Each of the representations and warranties of the Purchaser set forth in
     Article IV hereof shall be true and correct on the date of such closing;

           (ii) Executed Counterparts. The Company shall have received prior to or at the Closing counterparts of each of the Transaction Documents, each in form and substance reasonably satisfactory to the Company, duly executed by the Purchaser;

          (iii) Payment. The Company shall have received payment in full for the Preferred Stock in accordance with Section 2.01;

           (iv) Documentation at Closing. The Company shall have received, prior to or at the Closing, a certificate, executed by the Secretary or an Assistant Secretary of the Purchaser and dated as of the date of the Closing, together with and certifying as to
     (A) the resolutions of the Board of Directors of the Purchaser authorizing the execution and delivery of this Agreement and the other Transaction Documents and the performance by the Purchaser of all transactions contemplated hereby and thereby; and (B) the names of the officers of the Purchaser authorized to sign the Transaction Documents together with the true signatures of such officers;

            (v) Documents and Proceedings. All documents to be provided to the Company hereunder, and all corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby and to be consummated at or prior to the Closing, and all documents incident thereto, shall be satisfactory in form and substance to the Company or its counsel; and

                                    Page 14 of 67 Pages

           (vi) Waiver. Any condition specified in this Section 3.03 may be waived by the Company.



                           ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES

     SECTION 4.01 Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

          (a) Organization and Standing of the Company. Each of the Company and its subsidiaries is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own and operate its assets and properties and to conduct its business as presently conducted, except where the failure to do so would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

          (b) Corporate Action. The Company has all necessary corporate power and has taken all corporate action required to authorize its execution and delivery of, and its performance under, the Transaction Documents, and the Company has all necessary corporate power and has taken all corporate action required to authorize the issuance and sale of the Preferred Stock and to consummate the other transactions contemplated by the Transaction Documents.

         (c) Governmental Approvals. No authorization,consent, approval, license, exemption of or filing or registration with any court or govern-mental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is necessary for, or in connection with, the issuance and sale of the Preferred Stock on the date of the Closing or the execution and delivery by the Company of, or for the performance by it of its obliga-tions under, the Transaction Documents.

          (d) Capitalization. As of the date hereof, the authorized capital stock of the Company is: (i) 3,000,000 shares of Common Stock, $.01 par value, of which 1,097,902 shares are issued and outstanding as of the date hereof; and (ii) 3,000,000 shares of Preferred Stock, $.01 par value, of which as of the date hereof, (A) 73,721 shares of Series A Preferred Stock are issued and outstanding, (B) 26,022 shares of Series B Preferred Stock are issued and outstanding, (C) 60,756 shares of Series C Preferred Stock are issued and outstanding, and (D) 24, 998 shares of Series D Preferred Stock are issued and outstanding. The Preferred Stock, when issued against payment of the Aggregate Purchase Price set forth in Section
2.01 will be duly authorized, validly issued and fully paid and non-assessable and not subject to any lien,

                                    Page 15 of 67 Pages

claims or encumbrances. As of the date hereof, except as set forth on the Schedule of Exceptions, there are no options, warrants, convertible securities or other rights to purchase shares of capital stock or other securities of the Company which are authorized, issued or outstanding, nor is the Company obligated in any other manner to issue shares of its capital stock or other securities, and the Company has no obligation to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof, except as contemplated by the Transaction Documents. Except as set forth on the Schedule of Exceptions or as otherwise contemplated by the Transaction Documents, (i) no person is entitled to any preemptive right, right of first refusal or similar right with respect to the issuance of any capital stock of the Company, (ii) there are no restrictions on the transfer of shares of capital stock of the Company other than those imposed by relevant federal and state securities laws and (iii) there exists no agreement between the Company's stockholders and to which the Company is party with respect to the voting or transfer of the Company's capital stock or with respect to any other aspect of the Company's affairs.

          (e) Registration Rights. As of the Closing Date, no person has demand or other rights to cause the Company to file any registration statement under the Securities Act relating to any securities of the Company or any right to participate in any such registration statement except as set forth in the Schedule of Exceptions.

          (f) Enforceability. The Company has duly authorized, executed and delivered the Transaction Documents, and the Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general principles of equity and limitations on availability of equitable relief, including specific performance, and except as rights to indemnifi-cation therein may be limited by applicable laws.

          (g) Absence of Conflicts. The Company's execution, delivery and performance of its obligations under this Agreement do not and will not (i) contravene its Amended and Restated Certificate of Incorporation or the Bylaws of the Company, as amended, (ii) violate any law, rule, regulation, order, judgment or decree applicable to or binding upon the Company or its properties, which violation would have a material adverse effect on the Company and its subsidiaries taken as a whole, (iii) constitute a breach or default or require any consent under any agreement or instrument to which the Company is a party or by which the Company or its properties is bound or affected, which breach or default, or the absence of such consent, would have a material adverse effect on the Company and its subsidiaries taken as a whole, or (iv) require any consent, permit, approval, action, filing or recording except the filing of the Certificate of Designation with the Delaware Secretary of State and the filing of Form D with the Commission.

                                    Page 16 of 67 Pages

          (h) Financial Statements. Attached hereto as Schedule 4.01(h) are the financial statements, including balance sheets, income statements, cash flows and related notes thereto, of the Company for the fiscal years ended June 30, 1997 and 1996 (collectively, the "Financial Statements"). The Financial Statements are correct in all material respects, present fairly the financial condition and results of operations of the Company, as of the dates and for the periods indicated, and have been prepared in accordance with generally accepted accounting principles consistently applied ("GAAP").

          (i) Absence of Material Adverse Change. Since June 30, 1997, there has been no change in the assets, liabilities or financial condition of the Company and its subsidiaries which, when taken together with all other changes in the assets, liabilities or financial condition of the Company and its subsidiaries, has had a material adverse effect on the business, prospects, financial condition, operations, property or affairs of the Company and its subsidiaries.

          (j)  SEC Reports.

     (i) The Company has filed with the Commission all reports ("SEC Reports") required to be filed by it during the two (2) years prior to the date hereof under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"). All of the SEC Reports filed by the Company comply in all material respects with the requirements of the Exchange Act. All financial statements contained in the SEC Reports have been prepared in accordance with GAAP consistently applied throughout the period indicated, except that the unaudited financial statements do not contain notes and are subject to normal audit and year-end adjustments. Each balance sheet presents fairly in accordance with GAAP the financial position of the Company and its subsidiaries as of the date of such balance sheet, and each statement of operations, of stockholders' equity and of cash flows presents fairly in accordance with GAAP the results of operations, the stockholders' equity and the cash flows of the Company and its subsidiaries for the periods then ended.

     (ii) The SEC Reports, as of their respective dates (or, if amended, as of the date of such amendment), and this Agreement taken together as a whole will not, on the date of the Closing contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

          (k) Securities Laws. Based on and assuming the accuracy of the representations and warranties of the Purchaser contained in Section
4.02 hereof, the issuance of the Preferred Stock is exempt from the provisions of the Securities Act. All notices, filings, registrations, or qualifications under state securities or "blue-sky" laws which are required in connection with the offer, issue and delivery of the Shares pursuant to this Agreement, if any, have been or will be completed by the Company.

                                    Page 17 of 67 Pages

          (l) Closing Date. The representations and warranties of the Company contained in this Section 4.01 and elsewhere in this Agreement will be true and correct on the date of the Closing as though then made, except as affected by the transactions expressly contemplated by this Agreement.

          (m) Consents and Approvals. The Company shall have received, and delivered copies to the Purchaser of, any necessary waivers, approvals, authorizations, registrations, filings or consents.

     SECTION 4.02 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows:

          (a) Organization and Standing. The Purchaser is a duly organized and validly existing corporation in good standing and has all requisite corporate power and authority to own and operate its assets and properties and to conduct its business as presently conducted, except where the failure to do so would not have a material adverse effect on the Purchaser and its subsidiaries taken as a whole.

          (b) Corporate Action. The Purchaser has all necessary corporate power and has taken all corporate action required to authorize its execution and delivery of, and its performance under, the Transaction Documents to which it is a party and has all necessary corporate power and has taken all corporate action required to authorize its purchase of the Preferred Stock and to consummate the other transactions contemplated by the Transaction Documents.

          (c) Investment Intent. The Purchaser is acquiring the Preferred Stock on the date of the Closing for its own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, and it has no present intention of distributing or selling such Preferred Stock. The Purchaser understands that such Preferred Stock has not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and hereby agrees not to make any sale, transfer or other disposition of such Preferred Stock unless either
(i) such Preferred Stock have been registered under the Securities Act and all applicable state and other securities laws and any such registration remains in effect or (ii) the Company shall have received an opinion of counsel in form and substance satisfactory to the Company that registration is not required under the Securities Act or under applicable state secur-ities laws.

         (d) Opportunity to Investigate. The Purchaser (i) has had the opportunity to ask questions concerning the Company and all such questions posed have been answered to its satisfaction; (ii) has been given the opportunity to obtain any additional information it deems necessary to verify the accuracy of any information obtained concerning the Company; and
(iii) has such knowledge and experience in financial and business matters that it is able to evaluate the merits and risks of purchasing the Shares and to make an informed investment

                                    Page 18 of 67 Pages

decision relating thereto. The Purchaser's opportunity to so investigate the Company and information obtained therefrom shall not affect the Company's representations and warranties set forth in this Agreement.

         (e) Accredited Investor. The Purchaser is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

         (f) Enforceability. The Purchaser has duly authorized, executed and delivered the Transaction Documents to which it is a party, and such Transaction Documents constitute the legal, valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to general principles of equity and limitations on avail-ability of equitable relief, including specific performance, and except as rights to indemnification therein may be limited by applicable laws.

         (g) Closing Date. The representations and warranties of the Purchaser contained in this Section 4.02 and elsewhere in this Agreement will be true and correct on the date of the Closing as though then made, except as affected by the transactions expressly contemplated by this Agreement.


                            ARTICLE V

                            COVENANTS


     SECTION 5.01 Performance. Each party shall perform all of its obligations hereunder and shall, at or prior to the Closing, execute and deliver the other Transaction Documents to which it is contemplated to be a signatory.

     SECTION 5.02 Cooperation. Each party shall endeavor in good faith to perform and fulfill all conditions and obligations on their respective parts to be fulfilled or performed hereunder or under the other Transaction Documents, to the end that the transactions contemplated hereby and thereby will be fully and timely consummated.

     SECTION 5.03 Broker's Fee. Each of the Company and the Purchaser hereby represents and covenants that there are no brokers or finders entitled to compensation in connection with the sale of the Preferred Stock, and shall indemnify each other for any such fees for which they are responsible.

     SECTION 5.04   Nomination and Designation of Directors.

                                     Page 19 of 67 Pages

     (a) Effective upon the Closing, the Company shall cause the number of members on the Company's Board of Directors to be increased by two (2) and shall cause the Board of Directors to designate and elect two (2) designated representatives of the Purchaser (each a "Purchaser Nominee") in order to satisfy such vacancies in accordance with the terms and provisions of Article 6 of the Company's Amended and Restated Certificate ofIncorporation.

     (b) For so long as the Purchaser or its Affiliates hold (i) all of the shares of the Preferred Stock issued to and purchased by the Purchaser pursuant to the terms and provisions of this Agreement or all of the shares of any other class or series of capital stock of the Company acquired by the Purchaser pursuant to any conversion of the Preferred Stock or (ii) not less than thirty (30%) of the Company's outstanding Voting Securities (calculated on a fully diluted, as converted or exercised basis), at any time at which the stockholders of the Company have the right to vote for, or consent in writing to, the election of directors of the Company, the Company shall cause to be nominated for election to the Board of Directors two (2) Purchaser Nominees.

      (c) In the case of the death, resignation or removal of a director who had been nominated for election or designated for such term in accordance with this Section 5.04, the Company shall cause the Board of Directors to designate and elect another Purchaser Nominee in order to satisfy such vacancy in accordance with the terms and provisions of Article 6 of the Company's Certificate of Incorporation; provided, however, that, at the time such vacancy occurs, the Purchaser shall be the holder of such number of shares of the Voting Securities of the Company so as to have the right to designate such Purchaser Nominee in accordance with the terms and provisions of Section 5.04(b).

     SECTION 5.05 Voting Agreements. Subject to the terms and provisions of Section 6.01 below, if the Purchaser, or any of its Affiliates, acquires any Voting Securities (other than the Acquisition of the Series E Preferred pursuant to the terms and provisions of this Agreement or the conversion thereof) which, when taken together with any Voting Securities then owned by the Purchaser and its Affiliates, would, in the aggregate, exceed an amount equal to thirty percent (30%) of the Company's then outstanding Voting Securities (calculated on a fully diluted, as converted or exercised basis) (such Voting Securities owned by the Purchaser or any of it Affil-iates in excess of thirty percent (30%) referred to herein as "Excess Shares"), the Purchaser and the Company acknowledge and agree that the Purchaser shall exercise such voting rights and privileges of such Excess Shares as set forth below:

     (i) At any meeting of the shareholders of the Company, the Company shall cause one preliminary calculation (each, a "Preliminary Calculation") to be made not less than 5 minutes after the commencement of voting upon each election, proposal or other matter (other than matters on which a class vote is required) (each, a "Proposal") to be voted on at such meeting in order to determine the manner in which the shares of the Voting Securities owned by holders other than the Purchaser or any of its Affiliates ("Other Voting Securities") will be voted at such meeting with respect to each Proposal;

                                     Page 20 of 67 Pages

     (ii) Upon completing the Preliminary Calculation and determining the percentage of the Other Voting Securities that were voted for or against a Proposal (and in an election, for or against the election of any person), the Purchaser shall vote, or cause to be voted, the same percentage of the Excess Shares for and against the Proposal as the percentage of the Other Voting Securities in the Preliminary Calculation that were voted for and against the Proposal.

     For example, assuming the aggregate number of shares eligible to vote on a Proposal is 100 (of which 60 are Other Voting Securities, 30 are the Voting Securities owned by the Purchaser or its Affiliates, and 10 are Excess Shares), for the purposes of the Preliminary Calculation only 60 shares shall be deemed to have voted (representing the 60 shares of Other Voting Securities) with respect to the proposal and the votes attributable to the Excess Shares would be cast in the same proportion as the votes cast by the holders of the Other Voting Securities (e.g., if 80% of the votes attributable to Other Voting Securities were cast in favor of the Proposal and 20% of the votes attributable to Other Voting Securities were cast against the Proposal, then 80% of the votes attributable to Excess Shares would be cast in favor of the Proposal and 20% of the votes attributable to Excess Shares would be cast against the Proposal). Upon the determination of the votes cast in favor of and against such Proposal, votes attributable to the Voting Securities owned by the Purchaser or its Affiliates would be tabulated and compiled with the votes attributable to the Other Voting Securities and the Excess Shares so as to determine whether such proposal would be approved or disapproved.

     For such purpose, the percentage of the Other Voting Securities that were voted for or against a Proposal shall be calculated based upon (a) the total number of outstanding shares of such series or class of Voting Securities on the record date of the shareholders meeting, if Delaware law or the Company's Certificate of Incorporation or By-laws requires that the Proposal be approved by a specified percentage of all of the outstanding shares of such series or class of Voting Securities or of the combined voting power of all outstanding shares of Voting Securities of the Company, or (b) the number of Voting Securities that are present (in person or by proxy) and eligible to vote on such Proposal and voting at the meeting of the shareholders, if subclause (a) of this Section 5.05(ii) is not applicable; and

     (d) With respect to any action proposed to be taken by the written consent of the holders of (a) any class or series of Voting Securities of the Company, or (b) all of the Voting Securities of the Company, the same percentage of Excess Shares shall consent to the proposed action as the percentage of the Other Voting Securities that have consented to such action; for such purpose, the total number of outstanding shares of Voting Securities eligible to vote on such matter shall be determined as of the record date for the taking of such action.

          SECTION 5.06 Proceeds Account. The Company shall not use the proceeds (the "Proceeds") of the Aggregate Purchase Price to invest in, or for the benefit of, The Strouse, Adler Company ("Strouse") or any other entity in the same or similar business as Strouse, and shall ensure that
(i) no provider to Strouse of funded debt, including commercial banks, or trade creditors, and (ii) no provider to the Company of funded debt which is

                                     Page 21 of 67 Pages

invested in, or for the benefit of, Strouse, shall have recourse to the Proceeds. The Company shall cause the Proceeds to be maintained with a bank, brokerage entity or any other financial institution in one or more specifically designated accounts (collectively, the "Special Account"), provided, however, at no time, without the Purchaser's written consent, shall the balance of the Special Account be less than $540,000 in cash or cash equivalents. With regard to the Proceeds in excess of $540,000, the Company shall have sole discretion (i) to invest the funds in the Special Account as it deems prudent and in the best interest of the Company and (ii) to use such funds for working capital and other general corporate purposes, including, but not limited to, the acquisition of business entities (other than Strouse or any other entity in the same or similar business as Strouse) and the redemption of existing ASI, Inc. preferred stock including that which is redeemable on January 1, 1998; provided, however, that any funds so used shall be replaced by the transfer to the Special Account of (i) the portion of the capital asset or assets, if any, purchased with funds from the Special Account, or if there are no such assets (ii) an asset or assets of the Company of equal or greater value (determined in good faith by the Company), including, but not limited to an unsecured promissory note of the
Company made payable to the Special Account.   If at any time between
the date of this Agreement and the Closing, the Company redeems that portion of the existing ASI, Inc. preferred stock which is redeemable on January 1, 1998 (the "Put Payment"), an amount equal to the Put Payment shall be deemed to have been paid from the Special Account. Nothing set forth in this Section 5.06 or in any of the Transaction Documents shall grant to the Purchaser a security interest or lien rights with respect to the funds maintained in the Special Account.

          SECTION 5.07 Aristotle Sub, Inc. Preferred Stock. The Company shall cause to be taken all necessary corporate action such that, immediately prior to the Closing, all of the then outstanding shares of preferred stock of Aristotle Sub, Inc. shall be or become shares of preferred stock of the Company.


                           ARTICLE VI

                  LIMITATIONS AND RESTRICTIONS


     SECTION 6.01   Restrictions on Certain Actions by Purchaser.

     (a) The Purchaser agrees that, commencing on the date hereof and ending on the date which is the tenth anniversary of the Closing date, the Purchaser will not, nor will it permit any of its Affiliates to, acquire or offer or propose to acquire any Voting Securities or Convertible Securities (other than the Preferred Stock purchased at the Closing) which, when taken together with any Voting Securities and Convertible Securities then owned by the Purchaser and its Affiliates, would, in the aggregate, exceed an amount equal to thirty percent (30%) of the Company's then outstanding Voting Securities, unless in any such case specifically authorized to do so by the Board of Directors of the Company, without giving effect to the vote of the

                                   Page 22 of 67 Pages

Purchaser Nominees, upon receipt from the Purchaser of a written request regarding such acquisition setting forth the type, series and amount of Voting Securities or Convertible Securities to be acquired and the anticipated time, date and terms of such acquisition. The consent of the Board of Directors of the Company, without giving effect to the vote of the Purchaser Nominees, regarding such acquisition shall not be unreasonably withheld; provided, however, that such consent may be withheld if the Board of Directors of the Company, without giving effect to the vote of the Purchaser Nominees, shall determine in its sole discretion that such acquisition may have a material adverse effect upon the Company's ability to use its accrued net operating losses; provided further that in no event shall the Board of Directors of the Company be obligated to consent to any acquisition of any Voting Securities or Convertible Securities of the Company which, when taken together with any Voting Securities and Convertible Securities then owned by the Purchaser and its Affiliates, would, in the aggregate, exceed an amount equal to forty percent (40%) of the Company's then outstanding Voting Securities. Notwithstanding the foregoing, in order to insure for the Company the benefits of the transactions contemplated in this Agreement, and the covenants set forth in this Section 6.01, to the extent that Purchaser has acquired, or does acquire, Voting Securities or Convertible Securities in transactions other than those described in Article II hereof the Purchaser shall sell such Voting Securities or Convertible Securities to the extent necessary to permit the transactions contemplated herein to be consummated without violation of the provisions of this Section 6.01.

     (b) The Purchaser acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Section 6.01 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this
Section 6.01 and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they may be entitled at law or equity.

     SECTION 6.02 Restrictions on Sales by Purchaser. The Purchaser agrees that until the tenth anniversary of the Closing hereunder, it will not, nor will it permit any of its Affiliates to, sell, solicit an offer to sell or propose to sell, any share of Preferred Stock purchased at such Closing except that Purchaser may transfer shares of Preferred Stock to any of its Affiliates; provided, however, nothing set forth in this Section 6.02 shall restrict the Purchaser from selling shares of Preferred Stock to the Company or having shares of Preferred Stock redeemed by the Company.

                                    Page 23 of 67 Pages


                           ARTICLE VII

                          MISCELLANEOUS

     SECTION 7.01 Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall beaddressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) made by telecopy or facsimile transmission (receipt confirmed),
(iii) sent by international overnight or express courier, or (iv) sent by registered mail, return receipt requested, postage prepaid.

If to the Company:       The Aristotle Corporation
                         78 Olive Street
                         New Haven, Connecticut 06510
                         Attention: John J. Crawford
                                       Chairman and President
                         Fax No.:  203-624-6129

with a copy to:          Mintz, Levin, Cohn, Ferris,
                           Glovsky and Popeo, P.C.
                         One Financial Center
                         Boston, MA 02111
                         Attn:  Stanford N. Goldman, Esq.
                         Fax No.:  617-542-2241

If to the Purchaser:     Geneve Corporation
                         96 Cummings Point Road Stamford,
                         Connecticut 06902
                         Attn:  Steven B. Lapin, President,
                                 and David T. Kettig, Esq.
                         Fax No.: 203-348-3103


    All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if made by telecopy or facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by overnight or express courier, on the Business Day following the day such notice is delivered to the courier service, or (iv) if sent by registered mail, on the fifth Business Day following the day such mailing is made.

     SECTION 7.02 Legends. The Purchaser acknowledges that, until registered under the Securities Act and any applicable state securities laws or transferred pursuant to the

                                     Page 24 of 67 Pages

provisions of Rule 144 promulgated under the Securities Act ("Rule 144"), each certificate representing a Share, whether upon initial issuance or upon any transfer thereof, shall bear the following legends (and the Company and its transfer agent shall make a notation on its books of transfer to such effect), prominently stamped or printed thereon, in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE ACT AND ANY SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION OR A WRITTEN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNDER OTHER APPLICABLE SECURITIES LAWS."

     "THE  SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT
     TO  CERTAIN RESTRICTIONS UPON TRANSFER AS SET FORTH IN
     SECTION  6.02  OF A CERTAIN PREFERRED  STOCK  PURCHASE
     AGREEMENT  DATED AS OF OCTOBER 22, 1997 BY  AND  AMONG
     THE  COMPANY AND A CERTAIN STOCKHOLDER OF THE COMPANY,
     A  COPY OF WHICH AGREEMENT IS AVAILABLE FOR INSPECTION
     AT  THE OFFICES OF THE COMPANY OR MAY BE OBTAINED FROM
     THE COMPANY UPON REQUEST AND WITHOUT CHARGE."

    SECTION 7.03 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the provisions hereof and supersedes all prior oral or written agreements and understandings relating to the provisions hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

     SECTION 7.04 Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

     SECTION 7.05 Waivers and Consents. Except as other expressly provided herein, the terms and provisions of this Agreement may be waived, or consent for the

                                    Page 25 of 67 Pages

departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

     SECTION 7.06 Assignment. The rights and obligations under this Agreement may not be assigned by either party hereto without the prior written consent of the other party (which consent shall not be unreasonably withheld, except that the Purchaser without the consent of the Company may assign this Agreement or any of its rights or obligations to an Affiliate of the Purchaser or to an entity with which the Purchaser shall merge or consolidate or to which the Purchaser shall sell or assign all or sub-stantially all of its assets, and except that the Company may without the consent of the Purchaser assign this Agreement subsequent to the Closing to an entity with which the Company shall merge or consolidate or to which the Company shall sell or assign all or substantially all of its assets).

     SECTION 7.07 Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

     SECTION 7.08 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof.

     SECTION 7.09 Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

     SECTION 7.10 Interpretation. The parties hereto acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

                                    Page 26 of 67 Pages

     SECTION 7.11 Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify, or affect the meaning or construction of, any of the terms or provisions hereof.

     SECTION 7.12 Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other party were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party.

     SECTION 7.13 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

     SECTION 7.14 Expenses. Each of the parties hereto shall pay its own fees and expenses in connection with this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

     SECTION 7.15 Confidentiality. Each of the parties hereto agrees that it will keep confidential and will not disclose or divulge any confidential, proprietary or secret information that such party may obtain from financial statements, reports and other materials submitted by the other party to such party pursuant to this Agreement, or pursuant to visitation or inspection rights granted hereunder; provided, however, that either party may disclose such information (i) as has become generally available to the public, (ii) as may be required in any report, statement or testimony submitted to any municipal, state or Federal regulatory body having or claiming to have jurisdiction over such party, (iii) as may be required in response to any summons or subpoena or in connection with any litigation,
(iv) in order to comply with any law, order, regulation or ruling applicable to such party, (v) to the extent that such party reasonably deems it necessary to enforce its rights under this Agreement, (vi) on a confidential basis to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with the transactions contemplated hereby, (vii) to any prospective purchaser of any of the Preferred Stock as long as

                                    Page 27 of 67 Pages

such prospective purchaser agrees in writing to be bound by the provisions of this Section 7.15, and (viii) to any Affiliate or partner of such party as long as such Affiliate or partner agrees in writing to be bound by the provisions of this Section 7.15.

     SECTION 7.16 Publicity. No party shall issue any press release or otherwise make any public statement with respect to the execution of, or the transactions contemplated by, this Agreement without the prior written consent of the other party, except as may be required by applicable law, rule or regulation; provided that once such other party has consented to a party's issuance or making of a press release or public statement, any subsequent issuance or making of such press release or public statement by such party shall not require the separate written consent of the other party. However, the parties recognize that the Company is a publicly-held company obligated under the federal securities laws to make disclosures of material events affecting it. Consequently, if advised by counsel that such party is required to make such announcement under Federal or state securities laws, the Company (as the case may be) may make such announcement without the prior written or oral consent of the other party.

     SECTION 7.17 Counterparts. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the Company and the Purchaser have caused this Agreement to be executed in their names by their duly authorized officers or representatives effective as of the date first above written.


                             THE ARISTOTLE CORPORATION

                             By:  /s/ John J. Crawford
                                 --------------------
                             Name:  John J. Crawford
                             Title: President


                             GENEVE CORPORATION

                             By:  /s/ Steven B. Lapin
                                  --------------------
                             Name:  Steven B. Lapin
                             Title: President

                                    Page 28 of 67 Pages


                         EXHIBIT B
                         ---------

            Certificate of the Powers, Designations,
            Preferences and Relative, Participating,
            Optional and Other Special Rights of the

                    SERIES E CONVERTIBLE
                      PREFERRED STOCK

                             OF

                 THE ARISTOTLE CORPORATION


               and the Qualifications, Limitations
                  or Restrictions Thereof, Which
                  Have Not Been Set Forth in the
                   Certificate of Incorporation
                   or in Any Amendment Thereto

             (Pursuant to Section 151 of the General
            Corporation Law of the State of Delaware)

     The undersigned, John J. Crawford, President and Chief
Executive Officer of The Aristotle Corporation, a corporation organized and existing under the laws of the State of Delaware
(hereinafter the "Corporation"), DOES HEREBY CERTIFY:

     That pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation, at a meeting duly called and held on August 28, 1997, duly authorized the following resolutions.

          "RESOLVED, that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of its Certificate of Incorporation, the Board of Directors of the Corporation hereby creates a series of Preferred Stock of the Corporation to consist of 489,131 of the 3,000,000 shares of Preferred Stock, $.01 par value per share, which the Corporation now has authority to issue, and the Board of Directors of the Corporation hereby fixes the designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such series of Preferred Stock (in addition to the designations, powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation of the Corporation which are applicable to Preferred Stock of all series) as follows:

                                    Page 29 of 67 Pages

          Designation and Number. The distinctive designation of the series shall be Series E Convertible Preferred Stock (hereinafter, "Series E Preferred"); the number of shares of Series E Preferred which the Corporation is authorized to issue shall be 489,131.

     1. Definitions. For purposes of this Certificate of Designation, the following terms shall have the meanings indicated.

     (a) The term "Acceleration Event" means the occurrence at any time of any of the following (it being understood that the Corporation shall provide the holders of Series E Preferred with prompt written notice thereof):

          (1) the Corporation's Tangible Net Worth at the end of any calendar month is less than $1,250,000 for any reason whatsoever, and remains below $1,250,000 for a period of 60 days subsequent thereto, provided, however, that if the Corporation has not received a written notice declaring the foregoing to be an Acceleration Event from holders of Series E Preferred within 90 days from the date such holders are notified of the foregoing, then no Acceleration Event shall be deemed to have occurred; or

          (2) the Corporation's Consolidated Tangible Net Worth at the end of any calendar month is less than $4,000,000 as a result of actions by the Corporation not in the ordinary course of business, and remains below $4,000,000 for a period of 60 days subsequent thereto, provided, however, that if the Corporation has not received a written notice declaring the foregoing to be an Acceleration Event from holders of the Series E Preferred within 90 days from the date such holders are notified of the foregoing, then no Acceleration Event shall be deemed to have occurred; or

          (3) the Corporation's failure to maintain cash or cash equivalents of at least $540,000 against which no provider of credit (other than trade creditors of the Corporation in the ordinary course of business) has any recourse; or

          (4) a default in any of the covenants and provisions of Section 5.06 of that certain Preferred Stock
          Purchase Agreement dated as of October 21, 1997 between the Corporation and Geneve Corporation; or

          (5) there being fewer than two representatives of the holders of Series E Preferred on the Corporation's

                                     Page 30 of 67 Pages

          Board of Directors; or

          (6) the issuance of shares of stock (other than Excluded Shares) such that the issued and outstanding shares of the Corporation owned by the holders of Series E Preferred represents less than 30% of the outstanding value of the stock of the Corporation at any testing date; provided, however, that in the event that the Corporation issues any Excluded Shares which would cause the holders of Series E Preferred to have less than 30% of the outstanding value of the stock of the Corporation at any testing date, the holders of Series E Preferred shall have the right to purchase, as of the testing date, such number of shares of Common Stock from the Corporation at the then Fair Market Value thereof so that such holders have not less than 30% of the outstanding value of the stock of the Corporation at such testing date; provided further, however, that such holders have determined, in their sole reasonable discretion, that they are unable to purchase in the open market such shares of Common Stock at the Fair Market Value thereof as of the testing date (all of the foregoing within the meaning of Section 382 of the Internal Revenue Code of 1986 and the regulations pertaining thereto); or

          (7) the issuance of shares of stock or rights, warrants or options entitling the holders thereof to subscribe for or purchase shares of stock such as to cause an ownership change (within the meaning of Section 382 of the Internal Revenue Code of 1986 and the regulations pertaining thereto).

     (b) The term "Consolidated Tangible Net Worth" means the excess of the tangible assets (as defined under GAAP) over the liabilities (as defined under GAAP) of the Corporation and its subsidiaries, on a consolidated basis, excluding the issued and outstanding shares of Series E Preferred.

     (c) The term "Excluded Shares" means shares of Common Stock issued or issuable (1) in connection with an offering by the Corporation of shares of its Common Stock to its then current holders of shares of Common Stock pursuant to which offering the holders of Series E Preferred shall have an opportunity to participate on a then pro rata basis; (2) to officers, employees or directors of the Corporation or any of its subsidiaries pursuant to a stock option plan approved by the shareholders of the Corporation; (3) to directors of the Corporation in connection with grants of shares of Common Stock as compensation; and (4) upon conversion of any shares of Preferred Stock of the Corporation issued and

                                    Page 31 of 67 Pages

     outstanding as of October 21, 1997.

     (d) The term "Fair Market Value" means the average of the Market Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on the day before the day in question, or if such Market Prices per share of Common Stock are not so available, the fair market price per share of Common Stock as determined by the Board of Directors of the Corporation, whose determination shall be final, binding and conclusive if made in good faith.

     (e) The term "GAAP" means generally accepted accounting principles, consistently applied.

     (f) The term "Junior Stock" means the Common Stock, and all those classes and series of preferred or special stock and all those series of Preferred Stock which, by the terms of the Certificate of Incorporation (as the same may hereafter be amended) or of the instrument by which the Board of Directors of the Corporation, acting pursuant to authority granted in the Certificate of Incorporation (as the same may hereafter be amended), shall designate the special rights and limitations of each such class and series of preferred or special stock or series of Preferred Stock, shall be subordinate to Series E Preferred with respect to the right of the holders thereof to receive dividends or to participate in the assets of the Corporation distributable to stockholders upon any liquidation, dissolution or winding-up of the Corporation.

     (g) The term "Market Prices per share of Common Stock" for any Trading Day means (i) the closing bid price for the Common Stock (as defined in Section 7(g) hereof) on such Trading Day as published by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") (or, if such prices are not so published by NASDAQ, the average of the high and low bid prices for the Common Stock on such Trading Day, as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation for such purpose) or (ii) if the Common Stock is then listed or admitted to trading on a national securities exchange, the last sale price regular way for the Common Stock on such Trading Day as reported in the consolidated transaction reporting system for securities listed or traded on such exchange, or, in case no such reported sale takes place on such Trading Day, the reported closing bid price regular way for the Common Stock on such Trading Day on the principal national securities exchange on which the Common Stock is then listed or admitted to trading.

                                    Page 32 of 67 Pages

     (h) The term "Parity Stock" means Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock and all those classes and series of preferred or special stock and all those series of Preferred Stock which, by the terms of the Certificate of Incorporation (as the same may hereafter be amended) or of the instrument by which the Board of Directors of the Corporation, acting pursuant to authority granted in the Certificate of Incorporation (as the same may hereafter be amended), shall designate the special rights and limitations of each such class and series of preferred or special stock or series of Preferred Stock, shall be on a parity with Series E Preferred with respect to the right of the holders thereof to receive dividends and to participate in the assets of the Corporation distributable to stockholders upon any liquidation, dissolution or windingup of the Corporation.

     (i) The term "Senior Stock" means all those classes and series of preferred or special stock and all those series of Preferred Stock which, by the terms of the Certificate of Incorporation (as the same may hereafter be amended) or of the instrument by which the Board of Directors of the Corporation, acting pursuant to authority granted in the Certificate of Incorporation (as the same may hereafter be amended), shall designate the special rights and limitations of each such class and series of preferred or special stock or series of Preferred Stock, shall be, senior to Series E Preferred with respect to the right of the holders thereof to receive dividends or to participate in the assets of the Corporation distributable to stockholders upon any liquidation, dissolution or windingup of the Corporation.

     (j) The term "Tangible Net Worth" means the total common stockholders' equity of the Corporation on a parent company basis (per Schedule 1 of the Corporation's Annual Report on Form 10-K) adjusted as follows:

          (i) decrease (subtract) for the recorded amount of the direct and/or indirect investment in the equity of The Strouse, Adler Company ("Strouse") or any other subsidiary of the Corporation (excluding Aristotle Sub., Inc., not including Strouse);

          (ii) increase (add) for the recorded amount of minority interest in the equity of any subsidiary of the Corporation; and

         (iii) increase (add) for the recorded amount of the Series E Preferred,

                                    Page 33 of 67 Pages

     all in accordance with GAAP. By way of example only, as at June 30, 1997, on a pro-forma basis, the Corporation's
     Tangible Net Worth is $2,551,160 computed as follows:

     Corporation's total common stockholders' equity $6,510,711 Subtract indirect investment in the equity of
      Strouse                                         (6,403,576)
     Add minority interest in the equity of
      subsidiary                                         194,025
     Add Series E Preferred                            2,250,000
                                                       ---------
                                                      $2,551,160
                                                       =========

     (k) The term "Trading Day" means any day on which trading takes place (i) in the over-the-counter market and prices reflecting such trading are published by NASDAQ, or (ii) if the Common Stock is then listed or admitted to trading on a national securities exchange, on the principal national securities exchange on which the Common Stock is then listed or admitted to trading.

2. Dividends. (a) The holders of Series E Preferred, in preference to the holders of Junior Stock, shall be entitled, in conjunction with any provision then being made for the holders of Parity Stock, to receive cumulative cash dividends at, but not exceeding, the rate of $.3680 per share per annum, payable when, as and if declared by the Board of Directors of the Corporation out of any assets of the Corporation lawfully available for the payment of dividends, payable quarterly on the last days of March, June, September and December in each year, commencing with the last day of March, 1998; provided, however, in the event that (i) the Corporation fails to pay in full dividends for two consecutive quarters or (ii) the Corporation fails to redeem the shares of Series E Preferred in accordance with the provisions of Section 6 hereof, the dividend rate set forth above shall be $.5520 per share per annum, but only for the period or periods during which the events set forth in (i) and/or (ii) remain unremedied. Such dividends on Series E Preferred shall accrue and be cumulative with respect to any shares issued on or after the date of the initial issuance of shares of Series E Preferred, so that the first dividend on shares of Series E Preferred, payable on the last day of March, 1998, shall be in an amount per share (computed to the nearest whole cent) determined by multiplying $.3680 by a fraction, the numerator of which is the number of days from the date of the initial issuance of shares of Series E Preferred to March 31, 1998, and the denominator of which is 365. Such dividends on Series E Preferred shall accrue and be cumulative with respect to shares issued subsequent to March 31, 1998 from the dividend

                                    Page 34 of 67 Pages

     payment date next preceding the date on which such shares are issued. Dividends shall accrue and be cumulative on a day to day basis, whether or not earned or declared, on each share of Series E Preferred from the date on which dividends thereon are cumulative; it is understood, however, that dividends shall not compound. If the stated dividends on shares of Series E Preferred are not paid in full, shares of Series E Preferred and all Parity Stock, if any, shall share ratably in the payment of dividends, including accumulations thereof, if any, on such shares in accordance with the sums which would be payable on such shares if all dividends were paid in full.

     (b) So long as any Series E Preferred is outstanding, no dividends whatever shall be paid or declared, nor shall any distribution be made, on any Junior Stock, other than a dividend or distribution payable in Junior Stock or warrants or other rights to purchase Junior Stock, unless all dividends on Series E Preferred for all past quarterly dividend periods shall have been paid or declared and a sum sufficient for the payment thereof set apart.

3. Liquidation Preference. Series E Preferred shall be preferred as to assets over Junior Stock so that, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of Series E Preferred shall be entitled, in conjunction with any provision then being made for the holders of Parity Stock, to have set apart for them or to be paid out of the assets of the Corporation, after provision for the holders of Senior Stock, if any, but before any distribution is made to or set apart for the holders of Junior Stock, upon such liquidation, dissolution or winding up, an amount in cash equal to, and in no event more than, $4.60 per share of Series E Preferred plus a sum of money equal to all dividends accrued and unpaid thereon to the date that payment is made available to the holders of Series
     E Preferred. If, upon such liquidation, dissolution or winding-up of the Corporation, the assets of the Corporation available for distribution to the holders of its stock shall, after provision for the holders of Senior Stock, if any, be insufficient to permit the distribution in full of the amounts receivable as aforesaid by the holders of Series E Preferred and the amounts receivable by the holders of Parity Stock, if any, then all such assets of the Corporation shall be distributed ratably among the holders of Series E Preferred and the holders of Parity Stock, if any, in proportion to the amounts which each would have been entitled to receive if such assets were sufficient to permit distribution in full as aforesaid. Neither the consolidation nor merger of the Corporation nor the sale, lease or transfer by the Corporation of all or any part

                                   Page 35 of 67 Pages

     of its assets shall be deemed to be a liquidation, dissolution or winding-up of the Corporation for the purposes of this
     Section 4.

4. Voting Rights. (a) In addition to the rights hereinafter specified in this Section 5 and any other rights provided by law, a holder of Series E Preferred shall be entitled (i) to the number of votes per share equal to the number of whole shares of Common Stock into which each share of Series E Preferred is convertible as of the record date for the determination of stockholders entitled to vote, (ii) to vote on all matters upon which the holders of Common Stock are entitled to vote, other than the election of directors and appointment of the Corporation's independent auditors, and
     (iii) to notice of any stockholders meeting in accordance with the By-laws of the Corporation. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Series E Preferred held by each holder) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise provided in the Certificate of Incorporation or as expressly required by law, the holders of Series E Preferred and the holders of Common Stock shall vote together as a single class on all matters presented to stockholders and not as separate classes.

     (b) The Corporation shall not amend, alter or repeal the preferences, special rights or other powers of Series E Preferred so as to affect adversely Series E Preferred or increase or decrease the number of shares of Series E Preferred authorized hereby, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series E Preferred, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class. For this purpose, without limiting the generality of the foregoing, (i) the authorization of any shares of capital stock with preference or priority over Series E Preferred as to the right to receive either dividends or amounts distributable upon liquidation, dissolution or winding up of the Corporation and (ii) any merger or consolidation of the Corporation into or with another entity, the sale or conveyance to another entity of the property of the Corporation as an entirety or substantially as an entirety (other than the sale of the stock or all or substantially all of the assets of Strouse for fair value as determined by the Board of Directors of the Corporation) or the liquidation or dissolution of the Corporation, shall be deemed to affect adversely Series E Preferred for purposes of this Section 5(b).

                                    Page 36 of 67 Pages

6.   Redemption of Series E Preferred.

     (a) Mandatory Redemption. On December 31, 2007 (the "Maturity Date"), the holder(s) of outstanding shares of Series E Preferred shall be entitled to receive an amount in cash equal to $4.60 per share, subject to equitable adjustments whenever there shall occur a stock dividend, stock split, combination, reorganization, recapitalization, reclassification or other similar event involving a change in the Series E Preferred Stock (the "Redemption Price"), plus all accrued and unpaid dividends on such shares of Series E Preferred to the Maturity Date, whether or not declared, out of funds legally available for the payment of dividends, subject to the prior redemption of Series E Preferred or the conversion of Series E Preferred at the option of the holder at any time prior to the Maturity Date. As of the Maturity Date, dividends on Series E Preferred shall cease to accrue, all voting rights and privileges of the Series E Preferred herein and all rights of the holders thereof as stockholders of the Corporation shall cease and such shares shall cease to be outstanding. The Corporation shall make appropriate arrangements for the payment of cash in respect of the Redemption Price plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption, if any, in exchange for and contingent upon surrender of certificates representing Series E Preferred, and the Corporation may defer the payment of the Redemption Price or dividends on such shares of Series E Preferred until, and make such payment contingent upon, the surrender of such certificates representing Series E Preferred, provided that the Corporation shall give the holders of Series E Preferred such notice of any such actions as the Corporation deems appropriate and upon such surrender such holders shall be entitled to receive such dividends declared and paid on such shares of Series E Preferred subsequent to the Maturity Date. Amounts payable in cash in respect of shares of Series E Preferred shall not bear interest.

     (b) Redemption at Option of the Corporation. Subject to the provisions of Section 6(d) hereof, the Corporation, at its option, may (except as otherwise provided in Section 7 hereof) redeem, at any time after December 31, 2001, the whole or, from time to time, any part of Series E Preferred at the Redemption Price, plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption.

     (c) Redemption at Option of Holder. At any time after the earlier to occur of (i) an Acceleration Event or (ii) December 31, 2001, the Corporation shall redeem, at the

                                     Page 37 of 67 Pages

     option of a holder of Series E Preferred, the whole or, from time to time, any part of Series E Preferred at the Redemption Price, plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption. If the funds of the Corporation legally available for redemption of shares of Series E Preferred are insufficient to redeem the total number of shares of Series E Preferred submitted for redemption, those funds which are legally available shall be used first to redeem the maximum possible number of whole shares of Series E Preferred ratably among the holders of such shares of Series E Preferred in proportion to the full amount such holders of Series E Preferred would otherwise be entitled to receive in redemption of such shares and only after payment of the full amount such holders of Series E Preferred would otherwise be entitled to receive in full redemption of such shares shall any payment in redemption be made to holders of any other class or series of the capital stock of the Corporation. The shares of Series E Preferred not redeemed shall remain outstanding and entitled to all rights and preferences provided herein, including, but not limited to, the accrual of dividends pursuant to Section 3 hereof. At any time thereafter when additional funds of the Corporation are legally available for the redemption of such shares of Series E Preferred, such funds shall be used, at the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available.

     (d) Not less than fifteen (15) days nor more than fortyfive
     (45) days prior to the date fixed for any redemption of Series E Preferred (the "Redemption Date"), (x) pursuant to
     Section 6(a) or 6(b), a notice specifying the Redemption Date, time and place thereof shall be given by mail to the holders of record of the shares to be redeemed at their respective addresses as shown on the stock records of the Corporation or (y) pursuant to Section 6(c), a notice specifying the Redemption Date, time and place thereof shall be given by mail to the Corporation at its principal business address. If less than all shares of Series E Preferred then outstanding are being redeemed, the notice of redemption mailed to each holder of shares of Series E Preferred to be redeemed or to the Corporation, as the case may be, shall identify the shares of Series E Preferred held by such holder to be redeemed. Except as provided above, no failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of the proceedings for such redemption except as to a holder (i) to whom the Corporation has failed to mail such notice or (ii) whose notice was defective. An affidavit of the Secretary of the Corporation (or of a transfer agent for Series E Preferred,

                                    Page 38 of 67 Pages

     if one has been appointed) that notice of redemption has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

     (e) From and after the Redemption Date determined pursuant to Section 6(b) or 6(c) (unless default be made by the Corporation in providing monies for the payment of the Redemption Price, plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption, except due to the failure of the holders of such shares to surrender such certificates representing the Series E Preferred to be redeemed), all dividends on shares of Series E Preferred thereby called for redemption shall cease to accrue, such shares shall cease to be outstanding and all voting rights and privileges as set forth herein and all rights of the holders thereof as stockholders of the Corporation (except the right to receive payment of the Redemption Price, plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption) shall cease.

     (f) If the Corporation shall, with respect to shares of Series E Preferred called for redemption, irrevocably deposit, in trust for the account of the holders of shares of Series E Preferred to be redeemed, a sum sufficient to redeem such shares upon surrender of certificates therefor, then no dividends shall accrue with respect to such shares which have been called for redemption and such shares shall not be deemed to be outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been sent to holders thereof and such deposit has been made. Any monies so deposited by the Corporation which shall not be required for redemption because of the exercise of any right of conversion subsequent to the date of the deposit, and any interest accrued on any monies so deposited, shall be repaid to the Corporation upon request.

     (g) Subject to the terms and provisions of Section 6(f), on each Redemption Date, the Corporation shall, at the place specified in the notice of redemption, upon presentation and surrender to the Corporation by the holder thereof of one or more certificates representing shares of Series E Preferred to be redeemed, deliver or cause to be delivered to or upon the written order of such holder a sum in cash equal to the Redemption Price, plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption, of the shares of such holder to be redeemed on such date, together with, if the certificate(s) presented and surrendered by such holder represent a greater number of

                                     Page 39 of 67 Pages

     shares than the number of shares to be redeemed from such holder, one or more new certificates registered in the name of such holder and representing the shares of Series E
     Preferred not redeemed.

     (h)  Shares of Series E Preferred redeemed pursuant to this
     Section 6 or converted pursuant to Section 7 hereof shall thereupon be deemed retired and shall resume the status of authorized but unissued shares of Preferred Stock (without serial designation) and may, subject to the provisions hereof, be reissued as shares of Series E Preferred or shares of any other series of Preferred Stock as determined by the Board of Directors of the Corporation.

7.   Conversion.

     (a) Subject to the provisions of Section 6 hereof regarding redemption and to the terms and conditions of this Section 7, each share of Series E Preferred shall be convertible, at the option of the holder thereof (except that, in respect of any such shares which shall have been called for redemption by the Corporation, such option shall terminate at the close of business on the second full business day prior to the date fixed for redemption unless the Corporation shall default in the payment of the Redemption Price, plus an amount in cash equal to all dividends accrued but unpaid thereon to the date of redemption, unless due to the failure of the holders of such shares to surrender such certificates representing the Series E Preferred to be redeemed), into the number of whole shares (calculated to the nearest whole share with 5/10ths of a share being considered as nearer to the next higher whole share) of fully paid and nonassessable Common Stock as is determined by dividing $4.60 by the then applicable conversion price fixed or determined pursuant to the provisions of Section 7(d) hereof, by surrender of a certificate or certificates for shares of Series E Preferred so to be converted at the principal place of business of the Corporation to the attention of the Secretary (or at such other place or places, or to such other person's attention, as may be designated by the Corporation) at any time during usual business hours, together with written notice that the holder elects to convert all such shares of Series E Preferred, or a stated number of shares thereof, in accordance with the provisions of this Section 7. Such notice shall also state the name or names (with addresses) in which the certificate or certificates for Common Stock shall be issued.

     (b) As promptly as practicable after exercise by any holder of such holder's option to convert any shares of Series E
     Preferred pursuant to the provisions of this Section 7, the

                                     Page 40 of 67 Pages

     Corporation shall deliver or cause to be delivered to or upon the written order of such holder one or more certifi-cates representing the number of shares of Common Stock issuable upon such conversion, issued in such name or names as such holder may direct, together with, if the certificate(s) surrendered evidence a greater number of shares than the number of shares to be converted, one or more certificates evidencing the shares of Series E Preferred not to be converted. Each such conversion shall be deemed to have been made immediately prior to the close of business on the day the option to convert is exercised, and all rights of the converting holder as a holder of the shares of Series E Preferred surrendered for conversion shall cease at such time and the person or persons in whose name or names the certificate(s) for the shares of Common Stock issuable upon conversion are to be issued shall be treated for all purposes as having become the record holder or holders thereof at such time.

     (c) If the last day for the exercise of the conversion option be, in the jurisdiction where the principal place of business of the Corporation (or other place designated by the Corporation as a place for conversion of shares of Series E Preferred) is located, a Saturday, Sunday or legal holiday, then such conversion option may be exercised, at the conversion price in effect on such last day, upon the next succeeding day not a Saturday, Sunday or legal holiday in such jurisdiction.

     (d) The conversion price for shares of Series E Preferred shall be $4.60 per share, provided that, if adjustment of the conversion price is required pursuant to Sections 7(d)(i) through 7(d)(v) hereof, the conversion price shall be such adjusted price.

               (i)  In case any of the following shall occur:

                    (x)  any reclassification or change in the
               outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination); or

                    (y)  any consolidation or merger other than
               involving a subsidiary of the Corporation (other than Strouse) to which the Corporation is a party (other than a merger in which the Corporation is the surviving corporation and which does not result in any reclassification of, or change in, the outstanding shares of Common Stock); or

                                     Page 41 of 67 Pages

                    (z) any sale or conveyance to an other entity of the property of the Corporation as an entirety or substantially as an entirety, other than a sale/leaseback, mortgage or other similar financing transaction, then, in each such case, appropriate provision shall be made, effective as of the effective date of any such reclassification, change, consolidation, merger, sale or conveyance, as the case may be, whereby the holders of Series E Preferred then outstanding shall have the right to convert such shares of Series E Preferred into the kind and amount of shares of stock and other securities and property which would have been receivable upon such reclassifica tion, change, consolidation, merger, sale or conveyance by a holder of shares of Common Stock which would have been issuable upon conversion of the shares of Series E Preferred immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. In connection with any provision made pursuant to the terms of the preceding sentence, provision shall also be made for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section
     7. The above provisions of this Section 7(d)(i) shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales or conveyances.

               (ii) In case the Corporation shall at any time subdivide or combine the outstanding shares of Common Stock issuable upon conversion of Series E Preferred, then, in each such case, the conversion price in effect immediately prior to such subdivision or combination shall, effective as of the effective date of such subdivision or combination, be proportionately decreased in the case of subdivision or proportionately increased in the case of combination.

              (iii) In case the Corporation shall issue rights, warrants or options entitling the holder to subscribe for or purchase shares of Common Stock (other than Excluded Shares), (A) at a price per share of Common Stock less than 85% of the Fair Market Value of a share of Common Stock on the record date mentioned below or
          (B) at a price per share of Common Stock less than the conversion price in effect on the record date mentioned below, the conversion price shall be reduced to the lower of the prices determined by:

              (y) multiplying the conversion price in effect immediately prior to the record date mentioned below by a fraction, the numerator of which shall

                                   Page 42 of 67 Pages

               be the number of shares of Common Stock
               outstanding on the record date mentioned below plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at 85% of the Fair Market Value of a share of Common Stock on such record date, and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the maximum number of additional shares of Common Stock offered for subscription or purchase; and

               (z) multiplying the conversion price in effect immediately prior to the record date mentioned below by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on the record date mentioned below plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at the conversion price then in effect and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the maximum number of additional shares of Common Stock offered for subscription or purchase.

     Such adjustment shall be made whenever such rights, warrants or options are issued; and, to the extent that such rights, warrants or options expire unexercised, the conversion price shall be readjusted to the conversion price which would then be in effect had the adjustments made as of the record date for the issuance of such rights, warrants or options been made upon the basis of the issuance of rights, warrants or options to subscribe for or purchase only the number of shares of Common Stock as to which such rights, warrants or options were actually exercised. In case the Corporation shall issue rights, warrants or options entitling the holder to subscribe for or purchase securities convertible into, exchangeable for or carrying a right to purchase shares of Common Stock (such securities being referred to herein as "Convertible Securities"), (A) such issuance shall be deemed to be an issuance of rights, warrants or options to such holders entitling them to subscribe for or purchase Common Stock at the price per share for which Common Stock is issuable upon conversion, exchange or exercise of such Convertible Securities (determined by dividing (x) the minimum aggregate consideration

                                    Page 43 of 67 Pages

     payable to the Corporation upon the issuance of such rights, warrants or options, plus the minimum aggregate amount of additional consideration, if any, other than such Convertible Securities, payable upon the conversion, exchange or exercise thereof, by (y) the total maximum number of shares of Common Stock issuable upon the conversion, exchange or exercise of such Convertible Securities issuable upon the exercise of such rights, warrants or options), and (B) the total maximum number of shares of Common Stock issuable upon conversion, exchange or exercise of such Convertible Securities shall be deemed to be the number of shares of Common Stock offered for subscription or purchase. To the extent that such Convertible Securities expire or otherwise terminate without being converted, exercised or exchanged, the conversion price shall be readjusted to the conversion price which would then be in effect had the adjustments made as of the record date for the issuance of such rights, warrants or options been made upon the basis of the issuance of the number of shares of Common Stock that were actually issued upon the conversion, exercise or exchange of such Convertible Securities.

          (iv) In case the Corporation shall pay a dividend or make a distribution to all holders of shares of Common Stock, as such, of shares of its stock, evidences of its indebtedness, assets or rights, warrants or options (excluding dividends or distributions payable in cash out of retained earnings of the Corporation, distributions relating to sub divisions and combinations covered by Section 7(d)(ii) hereof and rights, warrants or options to purchase or subscribe for shares of Common Stock or Convertible Securities covered by Section 7(d)(iii) hereof), then in each such case the conversion price shall be adjusted so that the same shall equal the price determined by multiplying the conversion price in effect immediately prior to the record date mentioned below by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such record date multiplied by the Fair Market Value of a share of Common Stock on such record date, less the fair market value (as determined by the Board of Directors of the Corporation) as of such record date of said shares of stock, evidences of indebtedness or assets so paid or distributed or of such rights, warrants or options, and the denominator of which shall be the total number of shares of Common Stock outstanding immediately prior to such record date multiplied by the Fair Market Value of a share of Common

                                     Page 44 of 67 Pages

    Stock on such record date. Such adjustment shall be made whenever any such dividend is paid or such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution.

          (v)  In case the Corporation shall issue
    shares of Common Stock, other than Excluded Shares, (A)
    at a price per share of Common Stock less than 85% of
    the Fair Market Value of a share of Common Stock on the
    record date mentioned below or (B) at a price per share
    of Common Stock less than the conversion price in
    effect on the record date mentioned below, the
    conversion price shall be reduced to the lower of the
    prices determined by:

          (y)  multiplying the conversion price in
          effect immediately prior to the record date mentioned below by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on the record date mentioned below plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so issued would purchase at 85% of the Fair Market Value of a share of Common Stock on such record date, and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock so issued; and

          (z)  multiplying the conversion price in
          effect immediately prior to the record date mentioned below by a fraction, the numerator of which shall be the number of shares of Common
          Stock outstanding on the record date mentioned below plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so issued would purchase at the conversion price then in effect, and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock so issued.

     Such adjustment shall be made whenever such shares are issued. In case the Corporation shall issue Convertible Securities (A) such issuance shall be deemed to be an issuance of Common Stock at the price per share for which Common Stock is issuable upon conversion,

                                    Page 45 of 67 Pages

     exchange or exercise of such Convertible Securities (determined by dividing (x) the minimum aggregate consideration payable to the Corporation upon the conversion, exchange or exercise thereof, by (y) the total maximum number of shares of Common Stock issuable upon the conversion, exchange or exercise of such Convertible Securities), and (B) the total maximum number of shares of Common Stock issuable upon conversion, exchange or exercise of such Convertible Securities shall be deemed to be the number of shares of Common Stock so issued. To the extent that such Convertible Securities expire or otherwise terminate without being converted, exercised or exchanged, the conversion price shall be readjusted to the conversion price which would then be in effect had the adjustments made as of the record date for the issuance of such Convertible Securities been made upon the basis of the issuance of the number of shares of Common Stock that were actually issued upon the conversion, exercise or exchange of such Convertible Securities.

          (vi)  For purposes of Sections 7(d)(iii)
     through 7(d)(v) hereof, the following provisions (A) to
     (D) shall also be applicable:

               (A)  The number of shares of Common Stock
          outstanding at any given time shall include shares of Common Stock owned or held by or for the account of the Corporation or any of its subsidiaries, and the issuance of rights, warrants or options to purchase or subscribe for such treasury shares (or securities convertible into, exchangeable for or carrying a right to purchase such treasury shares) or the distribution of any such treasury shares shall not be considered an issuance, dividend or distribution for purposes of Sections 7(d)(iii) through (v) hereof.

               (B)  No adjustment of the conversion price
          shall be made unless such adjustment would require an increase or decrease of at least one percent (1%) in such price; provided that any adjustments which by reason of this clause (B) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment(s) so carried forward, shall require an increase or decrease of at least one percent in the conversion price then in effect hereunder.

                                    Page 46  of 67 Pages

               (C)  In any case in which this Section 7(d)
          shall require that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occur-rence of such event issuing to the holder of Series E Preferred converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares issuable upon such conversion before giving effect to such adjustment.

                (D)  Except as otherwise expressly provided
          in this Section 7(d), no adjustment in the conversion price shall be made by reason of the issuance or sale, in exchange for cash,property or services, of shares of Common Stock, or any Convertible Securities.

     (e) Whenever the conversion price is adjusted as provided in this Section 7, then, in each such case, the Corporation shall mail, or cause to be mailed, to the holders of Series E Preferred, of record not more than ten (10) days before the date of mailing, a notice in writing stating the adjusted conversion price then and thereafter effective under the provisions hereof, the method of calculating such adjusted conversion price shown in reasonable detail, and the facts on which such calculation is based. An affidavit of the Secretary of the Corporation (or of a transfer agent for the Series E Preferred, if one has been appointed) that any such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

     (f) As used in this Section 7, the term "Common Stock" shall mean and include the Corporation's Common Stock authorized on the date of the original issue of shares of Series E Preferred and shall also include any capital stock of any class of the Corporation thereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

     (g) The Corporation shall pay cash in lieu of issuing a fractional share of Common Stock upon the conversion of any Series E Preferred.

     (h) Upon any conversion, no adjustment shall be made for dividends on Series E Preferred surrendered for conversion

                                   Page 47 of 67 Pages

     or on Common Stock delivered.

     (i) The Corporation will at all times reserve and keep available out of its authorized but unissued stock, solely for the purpose of issue upon conversion of Series E Preferred, as provided in this Section 7, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series E Preferred, and, upon the issuance thereof upon conversion, all in accordance with the provisions hereof, such shares of Common Stock when issued upon receipt of certificates representing such shares of Series E Preferred, plus any additional consideration, shall be duly and validly issued, fully paid and nonassessable.

     (j) The issuance of certificates for shares of Common Stock shall be made without charge for any tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the converted Series E Preferred, the Corporation shall not be required to issue or deliver any stock certificate or certificates unless and until the holder has paid to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid.

     (k) In the event of (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders of such securities who are entitled to receive any dividend (other than a cash dividend) or other distribution on Common Stock or any right, warrant or option to subscribe for or purchase any shares of Common Stock or any Convertible Securities, or
     (ii) any reclassification or recapitalization of the capital stock of the Corporation, any consolidation or merger of the Corporation with or into another corporation, any transfer of all or substantially all of the assets of the Corporation to any other corporation, entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series E Preferred at least ten (10) days prior to the record date, effective date, or exchange date specified in such notice, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend, distribution, rights, warrants, or options, (B) the date on which any such reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation, or winding-up is expected to become effective, and (C) the time, if any is to be fixed, as to when the holders of record of Common Stock
     (or other securities) shall be entitled to exchange their shares of Common Stock for

                                     Page 48 of 67 Pages

     securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding up.

8. General. The section headings contained in this Certificate of Designations are for reference purposes only and shall not affect in any way the meaning of this Certificate of Designations.

     THE UNDERSIGNED, the President and Chief Executive Officer of The Aristotle Corporation, hereby make this certificate, declaring and certifying that this is the duly authorized act and deed of the Corporation and the facts herein stated are true, and accordingly have hereunto set his hand this ___ day of _________, 1997.

                                   THE ARISTOTLE CORPORATION


                                   By: /s/ John S. Crawford
                                        ---------------------
                                   Name:  John S. Crawford
                                   Title: President and Chief
                                          Executive Officer

                                    Page 49 of 67 Pages


                           EXHIBIT C
                           ---------

                    THE ARISTOTLE CORPORATION

                   REGISTRATION RIGHTS AGREEMENT



      THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement"), made and entered into as of the 22nd day of October, 1997, by and among The Aristotle Corporation, a Delaware corporation (the "Company"), and Geneve Corporation, a Delaware corporation (the "Shareholder").




                             RECITALS
                             --------



      WHEREAS, the Company is issuing up to 489,131 shares of Series E Convertible Preferred Stock, $.01 par value, at a purchase price of $4.60 per share to the Shareholder pursuant to the Preferred Stock Purchase Agreement of even date herewith among the Company and the Shareholder (the "Purchase Agreement"); and
      WHEREAS, one of the conditions to the consummation  of  the transactions  contemplated  by  the  Purchase  Agreement  is  the execution and delivery of this Agreement to provide for registration rights for the shares of Series E Convertible Preferred Stock purchased by the Shareholder as set forth herein.

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Plan, the parties hereto mutually agree as follows:

1.   Registration Rights.

     1.1  Definitions.

      (a) "Common Stock" means the common stock, $.01 par value per share, of the Company;

      (b) "Holder" means any person owning or having the right to acquire Registrable Securities; and

      (c) "Form S-3," "Form S-4" and "Form S-8" mean such respective forms under the 1933 Act as in effect on the date hereof or any successor registration forms to Form S-3, Form S-4 and Form S-8, respectively, under the 1933 Act subsequently adopted by the Securities and Exchange Commission ("SEC"), regardless of its designation.

      (d)   "Preferred Shares" means the shares of the  Series  E
Convertible Preferred Stock, $.01 par value per share, of the Company, issued pursuant to the Purchase Agreement.

                                    Page 50 of 67 Pages

      (e) "Register," "registered" and "registration" refer to a resale registration effected by preparing and filing a registration statement in compliance with the 1933 Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

      (f) "Registrable Securities" means the shares of the Common Stock issued or issuable upon conversion of the Preferred Shares. As to any particular Registrable Securities, such
securities   will  cease  to  be  Registrable  Securities   when:
(1) they have been effectively registered under the 1933 Act and disposed of in accordance with the registration statement covering them; (2) they are transferred pursuant to Rule 144 (or any similar provision that is in force) under the 1933 Act; or
(3) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been delivered by the Company;

       The number of shares of Registrable Securities then outstanding shall be determined by adding the number of shares of Common Stock outstanding as a result of the conversion of Preferred Shares and the number of shares of Common Stock which are issuable upon conversion of Preferred Shares;

      (g)   "1933  Act"   means the Securities Act  of  1933,  as
amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.

      (h) "1934 Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.

     1.2  Request for Registration.

      (a) Demand Rights. (a) At any time after the second anniversary of the date hereof, the Holders of Registrable Securities constituting a majority of the total shares of Registrable Securities then outstanding may request the Company to register under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting Holder or Holders for sale in the manner specified in such notice; provided that the aggregate number of shares to be registered pursuant to such request shall be not less than 50,000. Notwithstanding anything to the contrary contained herein, the Company shall not be required to cause a registration pursuant to this Subsection 1.2(a) to become effective during the period starting with the filing of, and ending on the date which is one hundred and eighty (180) days after the effective date of, a registration statement filed by the Company covering a firm commitment underwritten public offering of Common Stock under the Securities Act.

      (b)   Following  receipt of any notice under  this  Section
1.2,  the  Company  shall  immediately  notify  all  Holders   of
Registrable Securities from whom notice has not been received and such Holders shall then be entitled within twenty (20) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the 1933 Act, for public sale in accordance with the method of disposition specified in the notice from

                                    Page 51 of 67 Pages

requesting  Holders described in paragraph (a) above, the  number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other Holders within twenty (20) days after the receipt of such notice by such Holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 1.2 on three (3) occasions only; provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all shares of Registrable Securities specified in notices received as aforesaid (other than shares voluntarily withdrawn by the Holder thereof), for sale in accordance with the method of disposition specified by the requesting Holders, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto.

      (c) If the Holders requesting such registration intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any Holder to registration pursuant to this Section 1.2 shall be conditioned upon such Holder's agreeing to participate in such underwriting and to permit inclusion of such Holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the Holders of at least a majority in interest of the shares of Registrable Securities to be sold in such offering may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed. A Holder may elect to include in such underwriting all or a part of the Registrable Securities it holds.

      (d)   A  registration  statement  filed  pursuant  to  this
Section  1.2  may,  subject to the following provisions,  include
(i) shares of Common Stock for sale by the Company for its own account, (ii) shares of Common Stock held by officers or directors of the Company and (iii) shares of Common Stock held by persons who by virtue of agreements with the Company are entitled to include such shares in such registration (the "Other Shareholders"), in each case for sale in accordance with the method of disposition specified by the requesting Holders. If such registration shall be underwritten, the Company, such officers and directors and Other Shareholders proposing to distribute their shares through such underwriting shall enter into an underwriting agreement in customary form with the representative of the underwriter or underwriters selected for such underwriting

      1.3 Company Registration. If at any time the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its capital stock or other securities under the 1933 Act in connection with the public offering of such securities (other than a registration on Form S-8 relating solely to the sale of securities to participants in a Company stock plan, or a registration on Form S-4 or any successor form), the Company , at such time, promptly give each Holder written notice of such registration. Upon the written request of any Holder given within twenty (20) days after delivery of such notice by the Company, the Company shall, subject to the provisions of Section 1.8, use its best efforts to cause a registration statement covering all of the Registrable Securities that each such Holder has requested to be registered to become effective under the 1933 Act. The Company shall be under no obligation to complete any offering of its securities it proposes to make and shall incur no liability to any Holder for its failure to do so.

                                   Page 52 of 67 Pages

      1.4   Obligations of the Company. Whenever  required  under
this   Section  1  to  use  its  best  efforts  to   effect   the
registration of any Registrable Securities, the Company shall, as expeditiously as possible:

      (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, if applicable, upon the request of the Holders of a majority of the Registrable Securities registered thereunder use its best efforts consistent with then applicable restrictions of SEC registration forms to keep such registration statement effective for up to: (i) the seventh (7th) anniversary of the date hereof if the registration is effected on Form S-3 or (ii) nine (9) months or until the Holders have informed the Company in writing that the distribution of their securities has been completed if the registration is effected on a form other than Form S-3.

      (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement, and use its best efforts to cause each such amendment to become effective, as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement.

      (c) Furnish to the Holders such reasonable number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

      (d) Use its best efforts to register or qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdiction.

      (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement, including furnishing any opinion of counsel or entering into a lock-up agreement reasonably requested by the managing underwriter.

      (f) Notify each Holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact
required   to  be  stated  therein  or  necessary  to  make   the
statements therein not misleading in the light of the circumstances then existing and promptly file such amendments and supplements which may be required pursuant to subparagraph
(b) of this Section 1.4 on account of such event and use its best efforts to cause each such amendment and supplement to become effective.

                                    Page 53 of 67 Pages

      (g) Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 1, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters on the date that the registration statement with respect to such securities becomes effective, a letter dated such date, from the independent certified public accountant of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

     (h) Apply for listing and use its best efforts to list the Registrable Securities being registered on any national securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a national securities exchange, but is quoted on the automated quotation system of the National Association of Securities Dealers, Inc., promptly file an additional listing application with respect to the Registrable Securities.

      1.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

      1.6 Expenses of Registrations. All expenses other than underwriting discounts, fees and commissions relating to Registrable Securities incurred in connection with the registration, filing or qualification of the Registrable Securities pursuant to Section 1.2 and 1.3 and other than counsel fees and expenses of the Holders and underwriter counsel fees and expenses, including, without limitation, all registration, filing and qualification fees, printing and accounting fees and fees and disbursements of counsel for the Company shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 1.2, if the registration request is subsequently withdrawn at any time at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses).

      1.7 Underwriting Requirements. In connection with any offering involving an underwriting of securities being issued by the Company, the Company shall not be required under Section 1.3 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then, subject to the provisions of this Section 1.7, only in such quantity, if any, as, in the opinion of the underwriters, marketing factors permit. If the managing underwriter for the offering shall advise the Company in writing that the total amount of securities, including Registrable Securities requested to be included in such offering, exceeds the amount of securities proposed to be included in such offering that can be successfully offered, then the Company shall include in the offering only that number of such securities, including Registrable Securities, which the managing underwriter believes marketing factors permit the securities so included to be apportioned as follows: first all shares of Common Stock held by officers or directors (other than Registrable

                                   Page 54 of 67 Pages

Securities) of the Company or by Other Shareholders (other than Registrable Securities or shares of Common Stock submitted for registration pursuant to Section 1.3 of that certain Registration Rights Agreement dated April 11, 1994) be excluded from such registration to the extent so required by such managing underwriter, and unless the Holders of such shares and the Company have otherwise agreed in writing, such exclusion shall be applied first to the shares held by the directors and officers, and if a limitation of the number of shares is still required by such managing underwriter, then to the shares of Common Stock of the Other Shareholders (other than Registrable Securities or share of Common Stock submitted
for   registration  pursuant  to  Section  1.3  of  that  certain
Registration  Rights  Agreement dated  April  11,  1994)  to  the extent required by the managing underwriter, and if further limitation on the number of shares to be included in the underwriting is required, then the number of shares held by Holders that may be included in the underwriting shall be apportioned pro rata among the selling Holders according to the total amount of securities requested to be registered therein owned by each selling Holder or in such other proportions as shall  be  mutually  agreed to by such selling Holders;  provided
however;   that  notwithstanding  the  exclusion  of  Registrable
Securities owned by the Holders, no shares of Common Stock submitted for registration pursuant to Section 1.3 of that certain Registration Rights Agreement dated April 11, 1994 shall be  excluded  unless and until all shares held by  Holders  shall
have  been  excluded.   In any event all securities  to  be  sold
other than Registrable Securities and shares of Common Stock submitted for registration pursuant to Section 1.3 of that certain Registration Rights Agreement dated April 11, 1994 will be  excluded  prior  to any exclusion of Registrable  Securities.
No  Registrable  Securities or any other security  excluded  from
the   underwriting  by  reason  of  the  underwriter's  marketing
limitation  shall  be  included in  such  registration.   If  any
Holder of Registrable Securities, officer, director or Other Shareholder who has requested inclusion in such registration as provided above, disapproves of the terms of the underwriting, such Holder of securities may elect to withdraw therefrom by written notice to the Company and the managing underwriter.

       1.8    Indemnification.  In  the  event  any   Registrable
Securities  are included in a registration statement  under  this
Section 1:

      (a) Company Indemnification. To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the officers, directors, partners, agents and employees of each Holder, any underwriter (as defined in the 1933 Act) for such
Holder, and each person, if any, who controls such Holder or underwriter within the meaning of the 1933 Act or the 1934 Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934 Act or any state securities law. The Company will reimburse each such Holder, officer, director, partner, agent, employee, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with

                                     Page 55 of 67 Pages

investigating, defending or settling any such loss, claim, damage, liability, or action. The indemnity agreement contained in this Section 1.8(a) shall not apply to amounts paid in settle-ment of any loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company which consent shall not be unreasonably withheld, nor shall the Company be liable to a Holder in any such case for any such loss, claim, damage, liability, or action (i) to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished (or omitted to be furnished) expressly for use in connection with such registration by or on behalf of such Holder, underwriter or controlling person or (ii) in the case of a sale directly by a Holder of Registrable Securities (including a sale of such Registrable Securities through any underwriter retained by such Holder to engage in a distribution solely on behalf of such Holder), if such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and such Holder failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the Registrable Securities to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the Securities Act.

      (b)   Holder  Indemnification. To the extent  permitted  by
law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the 1933 Act, each agent and any underwriter for the Company, and any other Holder selling securities in such registration statement or any of its directors, officers, partners, agents or employees or any person who controls such Holder or underwriter, against any losses, claims, damages, or liabilities (joint or several) to which the Company or any such director, officer, controlling person, agent or underwriter or controlling person, or other such Holder or director, officer or controlling person may become subject, under the 1933 Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent that such Violation occurs in reliance upon and in conformity with information furnished (or omitted to be furnished) by or on behalf of such Holder for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, officer, director, partner, agent, employee, or controlling person in connection with investigating, defending or settling any such loss, claim, damage, liability, or action. The indemnity agreement contained in this Section 1.8(b) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld nor, in the case of a sale directly by the Company of its securities (including a sale of such securities through any underwriter retained by the Company to engage in a distribution solely on behalf of the Company), the Holder be liable to the Company in any case which such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus, and the Company failed to deliver a copy of the final or amended prospectus at or prior to the confirmation of the sale of the securities to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the 1933 Act.

      (c) Notice, Defense and Counsel. Promptly after receipt by an indemnified party under this Section 1.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying

                                     Page 56 of 67 Pages

party under this Section 1.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume and control the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.8 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.8.

      (d) Survival of Rights and Obligations. The obligations of the Company and the Holders under this Section 1.8 shall survive the conversion, if any, of the shares of Preferred Stock, and the completion of any offering of Registrable Securities in a registration statement whether under this Section 1 or otherwise.

      1.9 Reports Under 1934 Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the 1933 Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration, and with a view to making it possible for Holders to register the Registrable Securities pursuant to a registration on Form S-3, the Company agrees to:

      (a) make and keep public information available, as those terms are understood and defined in Rule 144;

      (b) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

      (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual or quarterly  report  of  the Company and  such  other  reports  and
documents  so  filed  by  the  Company,  and  (iii)  such   other
information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

      1.10 Lockup Agreement. Each Holder, if requested by the Company and an underwriter of the Company's securities, shall agree not to sell or otherwise transfer or dispose of any Registrable Securities or other securities of the Company held by such Holder for a specified period of time (not to exceed 180 days) following the effective date of a registration statement pursuant to which the Company proposes to sell its securities to the public generally, provided that all holders of at least 5% of the Common Stock (on an as-exchanged basis) enter into similar agreements.

                                     Page 57 of 67 Pages

      1.11 Additional Grants of Registration Rights. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement. If the Company shall hereafter grant any registration or similar rights with respect to securities of the Company which are more favorable than the rights granted pursuant to this Agreement, each Holder shall immediately be vested with such more favorable rights.

2.   Miscellaneous.

      2.1 Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been given when delivered by certified mail, return receipt requested, a recognized overnight delivery service or hand delivery to such party at the address set forth below or such other address as such party may specify by notice to the other parties hereto:

      If to the Holders, to their respective addresses as set forth in Exhibit A to this Agreement.

      If to the Company, to:  The Aristotle Corporation
                              78 Olive Street
                              New Haven, Connecticut 06510

                              Attention:  John J. Crawford
                                          Its Chairman and President

      2.2 Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties with respect to the subject matter hereof, supersedes and rescinds any prior written or oral agreements relating to the subject matter hereof between the parties hereto and shall not be modified except by the execution of a written instrument signed by the parties hereto.

      2.3 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the personal representatives, successors and assigns of the respective parties hereto. The Company shall not have the right to assign its rights or obligations hereunder or any interest herein without obtaining the prior written consent of the Holders and the Holders may not assign or transfer their rights under this Agreement, except to an Affiliate (as such terms is used in Rule 12b-2 of the 1934 Act), without the prior written consent of the Company.

      2.4 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one and the same instrument.

      2.5 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws and decisions of the State of Delaware.

                                     Page 58 of 67 Pages

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

                                 THE ARISTOTLE CORPORATION

                                 By: /s/ John J. Crawford
                                      ----------------------
                                 Name:  John J. Crawford
                                 Title: President




                                 GENEVE CORPORATION

                                 By: /s/ Steven B. Lapin
                                      ----------------------
                                 Name:  Steven B. Lapin
                                 Title: President

                                    Page 59 of 67 Pages


                          EXHIBIT D
                          ---------

               COMMON STOCK PURCHASE AGREEMENT





                           Between

                   The Aristotle Corporation

                             and

                      Geneve Corporation




                   Dated as of January 2, 1998

                                    Page 60 of 67 Pages




                 COMMON STOCK PURCHASE AGREEMENT
                 -------------------------------

     THIS COMMON STOCK PURCHASE AGREEMENT (the "Agreement"), is dated as of this 2nd day of January, 1998 (the "Effective Date"), between The Aristotle Corporation, a Delaware corporation (the "Company"), and Geneve Corporation, a Delaware corporation (the "Purchaser").

     WHEREAS, the Purchaser desires to acquire and the Company is willing to issue and sell to the Purchaser shares of common stock, par value $.01 per share (the "Common Stock"), of the Company; and

     WHEREAS, the parties hereto have entered into a certain Preferred Stock Purchase Agreement, dated as of October 22, 1997 (the "Preferred Stock Purchase Agreement"), which sets forth certain rights and restrictions with respect to the voting and disposition of shares of the capital stock of the Company owned by the Purchaser.

     NOW, therefore, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

     SECTION 1 Purchase and Sale of the Common Stock.

     Issuance of the Common Stock. Subject to the terms and conditions of this Agreement, the Company agrees to issue and sell to the Purchaser and the Purchaser agrees to purchase from the Company, the number of shares of Common Stock set forth on
Schedule 1.01 hereto for the aggregate purchase price (the "Aggregate Purchase Price") set forth on Schedule 1.01 hereto. The Company will provide a stock certificate evidencing the Common Stock, registered in the name of the Purchaser and dated as of the date hereof, against delivery of a certified or official bank check payable to the order of the Company in New York Clearing House or similar same day funds or against receipt of a wire transfer of immediately available funds to an account of the Company specified to the Purchaser, in an amount equal to the Aggregate Purchase Price, in payment of the full purchase price for the Common Stock. Upon receipt of the Aggregate Purchase Price, the Common Stock, as and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable.

     SECTION 2 Representations and Warranties of the Company. The
Company represents and warrants to the Purchaser as follows:

     (a) Organization and Standing of the Company. Each of the Company and its subsidiaries is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to own and operate its assets and properties and to conduct its business as presently conducted, except

                                    Page 61 of 67 Pages

where the failure to do so would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

     (b) Corporate Action. The Company has all necessary corporate power and has taken all corporate action required to authorize its execution and delivery of, and its performance under, this Agreement, and the Company has all necessary corporate power and has taken all corporate action required to authorize the issuance and sale of the Common Stock and to consummate the other transactions contemplated by this Agreement.

    (c) Governmental Approvals. No authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, is necessary for, or in connection with, the issuance and sale of the Common Stock on the date of the Closing or the execution and delivery by the Company of, or for the performance by it of its obligations under, this Agreement.


     SECTION 3 Representations and Warranties of the Purchaser.
The Purchaser represents and warrants to the Company as follows:

     (a) Organization and Standing. The Purchaser is a duly organized and validly existing corporation in good standing and has all requisite corporate power and authority to own and operate its assets and properties and to conduct its business as presently conducted, except where the failure to do so would not have a material adverse effect on the Purchaser and its subsidiaries taken as a whole.

     (b) Corporate Action. The Purchaser has all necessary corporate power and has taken all corporate action required to authorize its execution and delivery of, and its performance under, this Agreement to which it is a party and has all necessary corporate power and has taken all corporate action required to authorize its purchase of the Preferred Stock and to consummate the other transactions contemplated by the Transaction Documents.

                                    Page 62 of 67 Pages

     (c) Investment Intent. The Purchaser is acquiring the Common Stock on the date of the Closing for its own account for the purpose of investment and not with a view to, or for sale in connection with, the distribution thereof, and it has no present intention of distributing or selling such Common Stock. The Purchaser understands that such Common Stock has not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and hereby agrees not to make any sale, transfer or other disposition of such Common Stock (other than to an affiliate of the purchaser) unless either (i) such disposition has been registered under the Securities Act and all applicable state and other securities laws and any such registration remains in effect or (ii) the Company shall have received an opinion of counsel in form and substance satisfactory to the Company that registration is not required under the Securities Act or under applicable state securities laws.

     (d) Opportunity to Investigate. The Purchaser (i) has had the opportunity to ask questions concerning the Company and all such questions posed have been answered to its satisfaction; (ii) has been given the opportunity to obtain any additional information it deems necessary to verify the accuracy of any information obtained concerning the Company; and (iii) has such knowledge and experience in financial and business matters that it is able to evaluate the merits and risks of purchasing the Common Stock and to make an informed investment decision relating thereto. The Purchaser's opportunity to so investigate the Company and information obtained therefrom shall not affect the Company's representations and warranties set forth in this Agreement.

     (e) Accredited Investor. The Purchaser is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

     SECTION 4   Miscellaneous.

     (a) Legends. The Purchaser acknowledges that, until registered under the Securities Act and any applicable state securities laws or transferred pursuant to the provisions of Rule 144 promulgated under the Securities Act ("Rule 144"), each certificate representing a share of Common Stock, whether upon initial issuance or upon any transfer thereof, shall bear the following legends (and the Company and its transfer agent shall make a notation on its books of transfer to such effect), prominently stamped or printed thereon, in substantially the following form:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE
     NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION, HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED (OTHER

                                     Page 63 of 67 Pages

     THAN TO AN AFFILIATE OF THE HOLDER) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE ACT AND ANY SECURITIES LAWS OF ANY APPLICABLE STATE OR OTHER JURISDICTION OR A WRITTEN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNDER OTHER APPLICABLE SECURITIES LAWS."

     (b) Entire Agreement. Except with respect to the applicable terms and provisions of the Preferred Stock Purchase Agreement, this Agreement embodies the entire agreement and understanding between the parties hereto with respect to the provisions hereof and supersedes all prior oral or written agreements and understandings relating to the provisions hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

     (c) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

     (d) Waivers and Consents. Except as other expressly provided herein, the terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

     (e) Assignment. The rights and obligations under this Agreement may not be assigned by either party hereto without the prior written consent of the other party (which consent shall not be unreasonably withheld, except that the Purchaser without the consent of the Company may assign this Agreement or any of its rights or obligations to an Affiliate of the Purchaser or to an entity with which the Purchaser shall merge or consolidate or to which the Purchaser shall sell or assign all or substantially all of its assets, and except that the Company may without the consent of the Purchaser assign this Agreement subsequent to the Closing to an entity with which the Company shall merge or consolidate or to which the Company shall sell or assign all or substantially all of its assets).

     (f) Benefit. All statements, representations, warranties, covenants and agreements in this Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

                                    Page 64 of 67 Pages

     (g) Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof.

     (h) Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

    (i) Interpretation. The parties hereto acknowledge and agree that: (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

    (j) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify, or affect the meaning or construction of, any of the terms or provisions hereof.

     (k) Expenses. Each of the parties hereto shall pay its own fees and expenses in connection with this Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

     (l) Confidentiality. Each of the parties hereto agrees that it will keep confidential and will not disclose or divulge any confidential, proprietary or secret information that such party may obtain from financial statements, reports and other materials submitted by the other party to such party pursuant to this Agreement, or pursuant to visitation or inspection rights granted hereunder; provided, however, that either party may disclose such information (i) as has become generally available to the public, (ii) as may be required in any report, statement or testimony submitted to any municipal, state or Federal regulatory body having or claiming to have jurisdiction over such party, (iii) as may be required in response to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any law, order, regulation or ruling applicable to such party, (v) to the extent that such party reasonably deems it necessary to enforce its rights under this Agreement, (vi) on a confidential basis to its attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services in connection with the transactions contemplated hereby,
(vii) to any prospective purchaser of any of the Preferred Stock as long as such prospective purchaser agrees in writing to be bound by the provisions of this paragraph (l), and (viii) to any Affiliate or partner of such party as long as such Affiliate or partner agrees in writing to be bound by the provisions of this paragraph (l).

                                    Page 65 of 67 Pages

     (m) Publicity. No party shall issue any press release or otherwise make any public statement with respect to the execution of, or the transactions contemplated by, this Agreement without the prior written consent of the other party, except as may be required by applicable law, rule or regulation; provided that once such other party has consented to a party's issuance or making of a press release or public statement, any subsequent issuance or making of such press release or public statement by such party shall not require the separate written consent of the other party. However, the parties recognize that the Company is a publicly-held company obligated under the federal securities laws to make disclosures of material events affecting it. Consequently, if advised by counsel that such party is required to make such announcement under Federal or state securities laws, the Company (as the case may be) may make such announcement without the prior written or oral consent of the other party.

    (n) Counterparts. This Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the Company and the Purchaser have caused this Agreement to be executed in their names by their duly authorized officers or representatives effective as of the date first above written.


                         THE ARISTOTLE CORPORATION


                         By: /s/ John J. Crawford
                              --------------------
                         Name:  John J. Crawford
                         Title: President


                         GENEVE CORPORATION


                         By: /s/ Steven B. Lapin
                              ---------------------
                         Name:  Steven B. Lapin
                         Title: President

                                    Page 66 of 67 Pages


                        Schedule 1.01
                        -------------


Purchaser             Number of Shares      Aggregate Purchase Price
------------------    ----------------      ------------------------
Geneve Corporation    30,000 shares of      $135,000.00
                      Common Stock, par
                      value $.01 per share

                                    PAGE 67 OF 67 PAGES


                            EXHIBIT E
                            ---------

                       GENEVE CORPORATION


                                             Present Principal
  Name and          Business Address or        Occupation or
Position Held        Residence Address           Employment
-------------       ----------------------   -----------------

Edward Netter       96 Cummings Point Road   Chairman and Chief
Chairman  and       Stamford, CT 06902       Executive Officer of
Chief Executive                              Geneve Corporation
Officer and Director

Steven B. Lapin     96 Cummings Point Road   President and Chief
President  and      Stamford, CT 06902       Operating Officer of
Chief Operating                              Geneve Corporation
Officer and Director

Roy T.K. Thung      96 Cummings Point Road   Executive Vice
Executive Vice      Stamford, CT 06902       President and Chief
President and Chief                          Financial Officer of
Financial Officer                            Geneve Corporation

Donald  T.  Netter  96 Cummings Point  Road  Senior  VicePresident
Senior  Vice        Stamford,  CT   06902    - Investments of
President -                                  Geneve Corporation
Investments

William J. Petersen 96 Cummings Point Road   Vice President -
Vice President -    Stamford, CT 06902       Finance of
Finance                                      Geneve Corporation

James A. Mendler    96 Cummings Point Road   Controller of
Controller          Stamford, CT 06902       Geneve Corporation

Brian R. Schlier    96 Cummings Point Road   Director of Taxation
Director of         Stamford, CT  06902      of Geneve Corporation
Taxation

David T. Kettig     96 Cummings Point Road   Vice President
Vice President -    Stamford, CT 06902       Legal and Secretary
Legal and Secretary                          of Geneve Corporation